Registration No. 333-120246

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

HENRY SCHEIN, INC.

(Exact name of Registrant as specified in its charter)

Delaware	135 Duryea Road	11-3136595
Melville, New York 11747
(631) 843-5500
(State or other jurisdiction of incorporation or organization)	(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)	(I.R.S. Employer Identification Number)

Stanley M. Bergman
Chairman, Chief Executive Officer, President and Director
Henry Schein, Inc.
135 Duryea Road
Melville, New York 11747
Telephone: (631) 843-5500
Fax: (631) 843-5658
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of communications to:

Julie M. Allen, Esq.
Proskauer Rose LLP
1585 Broadway
New York, New York 10036
Telephone: (212) 969-3000
Fax: (212) 969-2900

     Approximate date of commencement of proposed sale to the public: At such time or times after the effective date of this Registration Statement as the selling securityholders shall determine.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

The Registrant hereby undertakes to amend this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED JANUARY   , 2005

The information in this prospectus is not complete and may be changed. The selling securityholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

$240,000,000
(Aggregate Principal Amount)

3.00% Convertible Contingent Senior Notes due 2034 and
the Common Stock Issuable Upon Conversion of the Notes

     We issued the notes in a private placement on August 9, 2004. This prospectus will be used by selling securityholders to resell their notes and the common stock issuable upon conversion of their notes. We will not receive any proceeds from this offering.

     The notes are convertible, at your option, initially at a conversion ratio of 10.7898 shares of our common stock per note, which is the equivalent conversion price of approximately $92.68 per share, subject to adjustments described elsewhere in this prospectus, in the following circumstances:

•	if the last sale price of our common stock is above 130% of the conversion price measured over a specified number of trading days;

•	during the five business-day period following any 10 consecutive trading-day period in which the average of the trading prices for the notes for that 10 trading-day period was less than 98% of the average conversion value for the notes during that period;

•	if the notes have been called for redemption;

•	upon the occurrence of a fundamental change, as described herein; or

•	upon the occurrence of specified corporate transactions described herein.

     Upon conversion, we will satisfy our conversion obligation with respect to the principal amount of the notes to be converted in cash, with any remaining amount to be satisfied in shares of our common stock.

     The notes bear interest at a rate of 3.00% per year. We will also pay contingent interest during any six-month interest period beginning August 20, 2010 if the average trading price of the notes is above specified levels. Interest on the notes is payable on February 15 and August 15 of each year, beginning on February 15, 2005. The notes will mature on August 15, 2034.

     The notes are subject to special United States federal income tax rules. For a discussion of the special tax regulations governing contingent payment debt instruments, see “Certain U.S. Federal Income Tax Considerations.”

     We may redeem some or all of the notes on or after August 20, 2010.

     You may require us to purchase all or a portion of your notes on August 15, 2010, 2014, 2019, 2024 and 2029 at a repurchase price equal to the principal amount plus accrued and unpaid interest. In addition, you may require us to repurchase all or a portion of your notes upon a fundamental change at a repurchase price equal to 100% of the principal amount plus accrued and unpaid interest plus, under certain circumstances, a make whole premium.

     There is no public market for the notes and we do not intend to apply for listing of the notes on any securities exchange or for quotation of the notes through any automated quotation system. The notes currently trade on the Private Offerings, Resales and Trading through Automated Linkages Market, commonly referred to as The PORTAL Market. However, once notes are sold under this prospectus, these notes will no longer trade on The PORTAL Market.

     Shares of our common stock are traded on the Nasdaq National Market under the symbol “HSIC.” The last reported sale price of the shares on January 12, 2005 was $68.69 per share.

     The notes are our general senior unsecured obligations. As of September 25, 2004, we had approximately $533.5 million of debt outstanding, approximately $59.8 million of which was indebtedness of Henry Schein’s subsidiaries that is structurally senior in right of payment to the notes.

     We will not receive any proceeds from the sale by the selling securityholders of the notes or the common stock issuable upon conversion of the notes. The selling securityholders may offer the notes or the underlying common stock, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. In addition, the common stock may be offered from time to time through ordinary brokerage transactions on the Nasdaq National Market. The selling securityholders may be deemed to be “underwriters” as defined in the Securities Act of 1933. If any broker-dealers are used by the selling securityholders, any commissions paid to broker-dealers and, if broker-dealers purchase any notes or common stock as principals, any profits received by such broker-dealers on the resale of the notes as common stock, may be deemed to be underwriting discounts or commissions under the Securities Act of 1933. In addition, any profits realized by the selling securityholders may be deemed to be underwriting commissions. Other than selling commissions and fees and stock transfer taxes, we will pay all expenses of the registration of the notes and the common stock and certain other expenses as set forth in the registration rights agreement.

This investment involves significant risks. See the “Risk Factors” section beginning on page 17.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The date of this prospectus is                     , 2005.

IMPORTANT NOTICE TO READERS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf registration process, the selling securityholders may, from time to time, offer notes or shares of our common stock owned by them. Each time the selling securityholders offer notes or common stock under this prospectus, they will provide a copy of this prospectus and, if applicable, a copy of a prospectus supplement. You should read both this prospectus and, if applicable, any prospectus supplement together with the information incorporated by reference in this prospectus and if applicable, any supplement hereto. See “Where You Can Find More Information” for more information.

     You should rely only on the information contained or incorporated or deemed to be incorporated by reference in this prospectus. We have not, and the selling securityholders have not, authorized anyone to provide you with different information. Neither the notes nor any shares of common stock issuable upon conversion of the notes are being offered in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus speaks only as of the date of this prospectus and the information in the documents incorporated or deemed to be incorporated by reference in this prospectus speaks only as of the respective dates those documents were filed with the SEC.

INDUSTRY AND MARKET DATA

     We have obtained some industry and market share data from third party sources that we believe to be reliable. In many cases, however, we have made statements in this prospectus regarding our industry and our position in the industry based on our experience in the industry and our own investigation of market conditions. We cannot assure you that any of these assumptions are accurate or that they correctly reflect our position in our industry.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, including without limitation the statements under “Summary” and “Risk Factors.” The words “believe,” “may,” “could,” “anticipate,” “plan,” “expect,” “intend,” “estimate,” and similar expressions are intended to identify forward-looking statements. Those statements concern, among other things, our intent, belief, or current expectations with respect to our operating and growth strategies, our capital expenditures, financing or other matters, stock repurchase intentions, securities offerings or sales, regulatory matters pertaining to us specifically and the industry in general, industry trends, competition, risks attendant to foreign operations, reliance on key manufacturers and suppliers, litigation, environmental matters, and other factors affecting our financial condition or results of operations. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance and achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, among others:

•	competitive factors;

•	changes in the healthcare industry;

•	changes in government regulations that affect us;

•	financial risks associated with our international operations;

•	fluctuations in quarterly earnings;

•	transitional challenges associated with acquisitions, including our acquisition of Demedis GmbH and Euro Dental Holding GmbH;

•	regulatory and litigation risks;

•	the dependence on our continued product development, technical support and successful marketing in our technology segment;

•	our dependence upon sales personnel and key customers;

•	our dependence on our senior management;

•	our dependence on third parties for the manufacture and supply of our products;

•	possible increases in the cost of shipping our products or other service trouble with our third-party shippers;

•	risks from rapid technological change;

•	risks from potential increases in variable interest rates; and

•	the other factors described under the caption “Risk Factors” in this prospectus.

     All forward-looking statements included in this prospectus are based on information available to us on the date of this prospectus. We undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events, or otherwise. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this prospectus.

SUMMARY

     This summary highlights some information from this prospectus, but it may not contain all of the information that is important to you. You should read this summary together with the entire prospectus, especially “Risk Factors” beginning on page 17.

     Unless otherwise indicated or the context otherwise requires, all references to “us,” “we,” “our,” and “the company” refer to Henry Schein, Inc., the issuer of the notes, and its subsidiaries, all references to “Henry Schein” refer to Henry Schein, Inc. and not its subsidiaries and all references to “notes” or “3.00% notes” refer to the 3.00% Convertible Contingent Senior Notes due 2034. Our fiscal year ends on the last Saturday in December. The information in this summary takes into account our recent acquisition of Demedis GmbH and Euro Dental Holding GmbH. See “— Recent Developments.”

     This prospectus is offering an aggregate principal amount of $240,000,000 of our 3.00% Convertible Contingent Senior Notes due 2034 and the shares of our common stock issuable upon conversion of the notes. The selling securityholders acquired the notes in connection with a private placement on August 9, 2004 and the resultant resale by the initial purchasers of the notes under Rule 144A of the Securities Act.

     We are receiving no proceeds from the sale of securities offered for sale hereunder. We have agreed to pay the expenses associated with registering the securities of the selling securityholders. We may suspend the use of this prospectus during certain periods of time described in the section of this prospectus entitled “Description of Notes” if the prospectus would, in our judgment, contain a material misstatement or omission as a result of an event that has occurred and is continuing, and we determine in good faith that the disclosure of this material non-public information would have a material adverse effect on us and our subsidiaries taken as a whole.

HENRY SCHEIN, INC.

General

     We are the largest distributor of healthcare products and services primarily to office-based healthcare practitioners in the combined North American and European markets. We serve more than 450,000 customers worldwide, including dental practices and laboratories, physician practices and veterinary clinics, as well as government and other institutions. We believe that we have a strong brand identity due to our more than 70 years of experience distributing healthcare products. We have established strategically located distribution centers to enable us to better serve our customers and increase our operating efficiency. This infrastructure, together with broad product and service offerings at competitive pricing and a strong commitment to customer service, enables us to be a single source of supply for our customers’ needs, as well as to provide convenient ordering and rapid, accurate and complete order fulfillment. We are headquartered in Melville, New York, employ more than 9,000 people and have operations in the United States, Canada, the United Kingdom, the Netherlands, Belgium, Germany, France, Austria, Spain, the Czech Republic, Luxembourg, Italy, Ireland, Switzerland, Portugal, Australia and New Zealand. We also have affiliates in Iceland and Israel.

     We conduct our business through two segments: healthcare distribution and technology. These segments offer different products and services to the same customer base. The healthcare distribution segment consists of our dental, medical (including veterinary) and international groups. Products distributed consist of consumable products, small equipment, laboratory products, large dental equipment, branded and generic pharmaceuticals, vaccines, surgical products, diagnostic tests, infection control products and vitamins.

     Our dental group serves over 75% of the estimated 135,000 office-based dental practices in the combined United States and Canadian dental market. Based upon an estimated $4.4 billion combined United States and Canadian dental market, our share of this market was approximately 30% in 2003.

     Our medical group serves over 45% of the estimated 230,000 office-based physician practices, as well as surgical centers and other alternate care settings throughout the United States. We also serve over 70% of the estimated 24,000 veterinarian clinics in the United States. Based upon an estimated $7.1 billion combined market, our share of this market was approximately 16% in 2003.

     Our international group serves over 195,000 practices in 15 countries outside of North America and is a leading Pan-European healthcare supplier serving office-based dental, medical, and veterinary practices. Based upon an estimated $5.7 billion Western European dental, medical and veterinary market in which we operate, our share of this market was approximately 9% in 2003.

     Our technology group provides software, technology, and other value-added services to healthcare providers, primarily in the United States and Canada. Our value-added practice solutions include practice management software systems for dental practices and for veterinary clinics. Our technology group offerings also include financial services and continuing education services for practitioners.

Industry

     The healthcare products distribution industry as it relates to office-based healthcare practitioners is highly fragmented and diverse. This industry, which encompasses the dental, medical and veterinary markets, was estimated to produce revenues of approximately $17 billion in 2003 in the combined North American and European markets. The industry ranges from sole practitioners working out of relatively small offices to group practices or service organizations comprising anywhere from a few practitioners to a large number of practitioners who have combined or otherwise associated their practices.

     Due in part to the inability of office-based healthcare practitioners to store and manage large quantities of supplies in their offices, the distribution of healthcare supplies and small equipment to office-based healthcare practitioners has traditionally been characterized by frequent, small quantity orders, and a need for rapid, reliable and substantially complete order fulfillment. The purchasing decisions within an office-based healthcare practice are typically made by the practitioner or an administrative assistant, and supplies and small equipment are generally purchased from more than one distributor with one distributor generally serving as the primary supplier.

     The healthcare products distribution industry continues to experience growth due to the aging population, increased healthcare awareness, the proliferation of medical technology and testing, new pharmacology treatments and expanded third-party insurance coverage. In addition, the physician market continues to benefit from procedures and diagnostic testing shifting from hospitals to alternate-care sites, particularly physicians’ offices, despite significantly lower costs of procedures. As the cosmetic surgery and elective procedure markets continue to grow, physicians are increasingly performing more of these procedures in their offices.

     We believe that consolidation within the industry will continue to result in a number of distributors, particularly those with limited financial and marketing resources, seeking to combine with larger companies that can provide opportunities for growth. This consolidation may also continue to result in distributors seeking to acquire companies that can enhance their current product and service offerings or provide opportunities to serve a broader customer base.

Competitive Strengths

     We have more than 70 years of experience in distributing products to healthcare practitioners resulting in strong awareness of the “Henry Schein” name. Our competitive strengths include:

•	Direct sales and marketing expertise. Our sales and marketing efforts are designed to establish and solidify customer relationships through personal visits by field sales representatives and frequent direct marketing contact, emphasizing our broad product lines, competitive prices and ease of order placement. The key elements of our direct sales and marketing efforts are:

•	Field sales consultants. We have over 1,900 field sales consultants, including equipment sales specialists, covering major North American and international markets. These consultants complement our direct marketing and telesales efforts and enable us to better market, service and support the sale of more sophisticated products and equipment.

•	Direct marketing. During 2003, we distributed more than 31 million pieces of direct marketing material, including catalogs, flyers, order stuffers and other promotional materials to approximately 650,000 existing and potential office-based healthcare customers.

•	Telesales. We support our direct marketing effort with approximately 1,200 inbound and outbound telesales representatives who facilitate order processing and generate new sales through direct and frequent contact with customers.

•	Broad product and service offerings at competitive prices. We offer a broad range of products and services to our customers, at competitive prices, in the following categories:

•	Consumable supplies and equipment. We offer approximately 90,000 SKUs to our customers in North America, of which approximately 70,000 are offered to our dental customers, approximately 30,000 are offered to our medical customers and approximately 40,000 are offered to our veterinary customers. We offer approximately 75,000 SKUs to our customers in Europe.

•	Technology and other value-added products and services. We sell practice management software systems to our dental and veterinary customers. Our practice management software products provide practitioners with patient treatment history, billing, accounts receivable analyses and management, appointment calendars, electronic claims processing and word processing programs. Through June 26, 2004, over 44,000 of our Dentrix and Easy Dental® software systems and over 6,000 of our AVImark® veterinary software systems have been installed.

•	Repair services. We have 135 equipment sales and service centers worldwide that provide a variety of repair services for our healthcare customers. Our technicians provide installation and repair services for dental handpieces, dental, medical and veterinary small equipment, table top sterilizers and large equipment.

•	Financial services. We offer our customers assistance in operating their practices by providing access to a number of financial services and products at rates that we believe are generally lower than what they would be able to secure independently.

•	Commitment to superior customer service. We maintain a strong commitment to providing superior customer service. We frequently monitor our customer service through customer surveys, focus groups and statistical reports. Our customer service policy primarily focuses on:

•	Exceptional order fulfillment. We estimate that approximately 99% of items ordered in the United States and Canada are shipped without back ordering and are shipped on the same business day the order is received.

•	Streamlined ordering process. Customers may place orders 24 hours a day, 7 days a week (“24/7”) by mail, fax, telephone, e-mail and by using our computerized order entry systems, our 24/7 automated phone service and our Internet sites.

•	Integrated management information systems. Our information systems generally allow for centralized management of key functions, including accounts receivable, inventory, accounts payable, payroll, purchasing, sales and order fulfillment. These systems allow us to manage our growth and deliver superior customer service, properly target customers and manage financial performance and monitor daily operational statistics.

•	Effective purchasing. We believe that effective purchasing is a key element to maintaining and enhancing our position as a low-cost provider of healthcare products. We continuously evaluate our purchase requirements and suppliers’ offerings and prices in order to obtain products at the best possible cost.

•	Efficient distribution. We distribute our products from our strategically located distribution centers. We maintain optimal inventory levels in order to satisfy customer demand for prompt delivery and complete order fulfillment. These inventory levels are managed on a daily basis with the aid of our management information systems. Once an order is entered, it is electronically transmitted to the distribution center nearest the customer’s location and a packing slip for the entire order is printed for order fulfillment.

Business Strategy

     Our objective is to be the largest distributor of healthcare products and services to office-based healthcare practitioners. To accomplish this, we will apply our competitive strengths in executing the following strategies:

•	Increase penetration of our existing customer base. We intend to increase sales to our existing customer base and enhance our position as their primary vendor. In the U.S. dental market, total consumable sales per practitioner are estimated to be approximately $25,000, of which our average U.S. dental customer’s sales are approximately $8,000 (or 32%) of those sales. In the U.S. medical market, total sales per practitioner are estimated to be approximately $12,000, of which our average U.S. medical customer’s sales are approximately $4,000 (or 33%) of those sales. In the Western European dental market total sales per practitioner are estimated to be approximately $20,000, of which our average Western European dental customer’s sales are approximately $3,000 (or 15%) of those sales.

•	Increase the number of customers we serve. This strategy includes increasing the number and productivity of field sales consultants as well as utilizing our customer database to focus our marketing efforts.

•	Leverage our value-added products and services. We intend to increase cross-selling efforts for key product lines. In the dental business, we have significant cross-selling opportunities between our dental practice management software users and our dental distribution customers. In the medical business, we have opportunities to expand our vaccine, injectables and other pharmaceuticals sales to medical distribution customers, as well as cross-selling core products with these key products.

•	Pursue strategic acquisitions and joint ventures. Since the beginning of 1999, we have acquired over 25 companies engaged in businesses that are complementary to ours, including six companies in 2004. Our acquisition strategy includes acquiring entities that will provide additional sales that will be channeled through our existing infrastructure, acquiring access to additional product lines, acquiring regional distributors with networks of field sales consultants and expanding internationally.

Recent Developments

     On January 10, 2005, we acquired the dental distribution business of Ash Temple Limited, a privately held full-service dental distributor based in Concord, Ontario, with revenues of approximately $100 million in the fiscal year 2004.

     On December 2, 2004, we entered into a multi-year agreement with ID Biomedical Corporation to distribute ID Biomedical’s Fluviral® influenza vaccine. The agreement will commence upon approval of Fluviral® by the U.S. Food and Drug Administration (FDA), which could be as early as 2005 if the FDA provides expedited approval of the ID Biomedical application, and will terminate in 2014. Once Fluviral® is approved by the FDA, ID Biomedical plans to manufacture up to an estimated 15 million doses for the U.S. market in 2005, and increase production to approximately 38 million doses by 2007. Similarly, we will increase the number of Fluviral® doses we purchase over that time, and by 2007 will have approximately 19 million doses per year available for distribution to our customers. Our purchase commitment under the agreement calls for us to pay ID Biomedical an amount per dose based each year on the market price then prevailing. At today’s market price, this commitment will aggregate approximately $45 million for 2005, increasing to approximately $113 million in 2007.

     In October 2004, we revised guidance for 2004 earnings per diluted share to $3.03 — $3.07 from our previously issued guidance reported on August 27, 2004 of $3.55 — $3.61, as a result of a press release issued by Chiron Corporation stating that Chiron will not supply Fluvirin® influenza vaccine to the U.S. market for the current influenza season. On October 5, 2004, Chiron announced that this was the result of action by the U.K. regulatory body, the Medicines and Healthcare Products Regulatory Agency (MHRA), to temporarily suspend Chiron’s license to manufacture Fluvirin® influenza vaccine in Chiron’s Liverpool, U.K. facility. We are the primary distributor of Fluvirin® to the U.S. market and Chiron is currently our primary supplier of the influenza vaccine. It is not yet known whether the MHRA will lift the suspension in time for Chiron to produce the Fluvirin® influenza vaccine for the 2005-2006 influenza season.

Acquisition of the Demedis Group

     On June 18, 2004, we acquired all of the outstanding equity shares of Demedis GmbH (“Demedis”) (excluding its Austrian operations), a leading full-service distributor of dental consumables and equipment in Germany, Austria, and the Benelux countries, and Euro Dental Holding GmbH (“EDH”), which included KRUGG S.p.A., Italy’s leading distributor of dental consumable products, and DentalMV GmbH (otherwise known as “Muller & Weygandt,” or “M&W”). We refer to these entities collectively as the “Demedis Group.” Excluding sales for M&W and Austrodent, the acquired companies recorded net sales of approximately EUR 285 million for the fiscal year ended September 30, 2003.

     As part of our agreement with the German regulatory authorities, we agreed to divest M&W shortly after the consummation of the acquisition. On July 16, 2004, this divestiture was completed for EUR 50.0 million, including the assumption of debt of approximately EUR 27.5 million, resulting in a reduction of the purchase price for the Demedis Group.

     As part of the agreement to divest M&W, we were entitled to receive 50% of the net sale proceeds in excess of EUR 55.0 million, in the event M&W was subsequently resold before June 18, 2005. On September 24, 2004, an agreement was signed to resell M&W for an amount that resulted in us realizing a share of the net sales proceeds equal to EUR 26.4 million, which we received in October 2004. The accrual of this receivable as of September 25, 2004 was treated as a reduction of the purchase price for the Demedis Group.

     The regulatory authorities are continuing their review of our pending acquisition of the Demedis Group’s business in Austria, which operates under the Austrodent brand. Of the total purchase price for the Demedis Group, EUR 11.0 million was attributable to Austrodent In the event that we do not receive regulatory approval to acquire Austrodent, we are entitled to receive the proceeds through a sale of Austrodent, net of selling costs, up to EUR 11.0 million.

     Excluding its Austrian operations and giving effect to the additional proceeds received from the divestiture and subsequent resale of M&W as discussed above, the purchase price for the Demedis Group was approximately EUR 183.1 million, including transaction costs and the assumption of debt. We financed the acquisition primarily with cash on hand, borrowings under our existing revolving credit facility and the proceeds of a bridge loan in the amount of $150 million. The lenders under the bridge loan were JPMorgan Chase Bank and Lehman Commercial Paper Inc., affiliates of the initial purchasers. The bridge loan was repaid in full with the net proceeds from the issuance of notes on August 9, 2004.

* * * *

     Our principal executive offices are located at 135 Duryea Road, Melville, New York 11747, and our telephone number is (631) 843-5500. Our Internet website is www.henryschein.com. None of the information on or hyperlinked from our website is part of this prospectus.

Selected Financial Data

     The following selected financial data, with respect to our financial position and results of operations for each of the nine month periods ended September 25, 2004 and September 27, 2003 and the five fiscal years ended December 27, 2003, December 28, 2002, December 29, 2001, December 30, 2000 and December 25, 1999 set forth below, has been derived from, should be read in conjunction with and is qualified in its entirety by reference to, our consolidated financial statements and the notes thereto, incorporated by reference in this prospectus. The consolidated financial information for each of the nine month periods ended September 25, 2004 and September 27, 2003 is derived from our unaudited financial statements. The results of operations of any interim period are not necessarily indicative of the results to be expected for a full year.

	Nine Months Ended		Years Ended
	Sept. 25,	Sept. 27,	December 27,	December 28,	December 29,	December 30,	December 25,
	2004	2003	2003	2002	2001	2000	1999
	(In thousands, except per share data)
Statements of Operations Data:
Net sales	$2,865,946	$2,406,881	$3,353,805	$2,825,001	$2,558,243	$2,381,721	$2,284,544
Gross profit	756,570	673,446	927,194	794,904	699,324	647,901	608,596
Selling, general and administrative expenses	593,530	498,811	693,475	598,635	551,574	520,288	489,364
Merger, integration and restructuring (credits) costs(1)	—	—	—	(734)	—	15,024	13,467
Operating income	163,040	174,635	233,719	197,003	147,750	112,589	105,765
Other expense, net	(5,565)	(6,375)	(7,943)	(6,574)	(7,399)	(16,055)	(15,982)
Income before taxes, minority interest, equity in earnings (losses) of affiliates and loss on sale of discontinued operation	157,475	168,260	225,776	190,429	140,351	96,534	89,783
Taxes on income from continuing operations	(58,466)	(62,982)	(84,378)	(70,510)	(51,930)	(36,150)	(35,589)
Minority interest in net income of subsidiaries	(1,707)	(1,974)	(2,807)	(2,591)	(1,462)	(1,757)	(1,690)
Equity in earnings (losses) of affiliates	1,331	676	931	659	414	(1,878)	(2,192)
Net income from continuing operations	98,633	103,980	139,522	117,987	87,373	56,749	50,312
Loss on sale of discontinued operation, net of tax(2)	—	(2,012)	(2,012)	—	—	—	—
Net income	98,633	101,968	137,510	117,987	87,373	56,749	50,312
Earnings from continuing operations per common share:
Basic	$2.26	$2.38	$3.19	$2.71	$2.06	$1.38	$1.24
Diluted	2.20	2.32	3.10	2.63	2.01	1.35	1.21
Earnings per common share:
Basic	$2.26	$2.33	$3.15	$2.71	$2.06	$1.38	$1.24
Diluted	2.20	2.27	3.06	2.63	2.01	1.35	1.21
Weighted-average common shares outstanding:
Basic	43,737	43,706	43,709	43,489	42,366	41,244	40,585
Diluted	44,884	44,896	44,988	44,872	43,545	42,007	41,438
Net Sales Data by Market:
Healthcare Distribution (3):
Dental(4)	$1,146,243	$985,318	$1,364,812	$1,227,273	$1,121,394	$1,087,073	$1,056,406
Medical(5)	1,055,677	957,909	1,338,084	1,093,956	982,569	851,301	767,258
International(6)	603,181	409,181	576,628	437,046	398,071	389,946	403,140

Total Healthcare Distribution	2,805,101	2,352,408	3,279,524	2,758,275	2,502,034	2,328,320	2,226,804
Technology(7)	60,845	54,473	74,281	66,726	56,209	53,401	57,740

Total Net Sales	$2,865,946	$2,406,881	$3,353,805	$2,825,001	$2,558,243	$2,381,721	$2,284,544

Balance Sheet Data:
Total assets	$2,212,271	$1,696,987	$1,819,370	$1,558,052	$1,385,428	$1,231,068	$1,204,102
Long-term debt	522,767	245,389	247,100	242,561	242,169	266,224	318,218
Minority interest	11,367	10,041	11,532	6,748	6,786	7,996	7,855
Stockholders’ equity	1,059,314	952,120	1,004,118	861,217	680,457	579,060	517,867

(footnotes on following page)

(1)	In 2002, we revised our original estimates of our anticipated merger, integration and restructuring costs. This change in estimates is attributable to facts and circumstances that arose subsequent to the original charges. As a result, we recorded additional expenses and reversed certain of our previously recorded expenses. Merger, integration and restructuring costs consisted primarily of investment banking, legal, accounting and advisory fees, severance costs and benefits, facility costs, write-offs of duplicate management information systems and other assets.

(2)	In the third quarter of 2003, we sold PMA Bode GmbH, an x-ray film distribution business located in Germany, which was a component of our healthcare distribution business. Due to immateriality, we have not reflected the operating results of PMA Bode separately as a discontinued operation for any of the periods presented.

(3)	Consists of consumable products, small equipment, laboratory products, large dental equipment, branded and generic pharmaceuticals, vaccines, surgical products, diagnostic tests, infection control products and vitamins.

(4)	Consists of products sold in the United States and Canada.

(5)	Consists of products sold in the United States medical and veterinary markets.

(6)	Consists of products sold in the dental, medical and veterinary markets, primarily in Europe.

(7)	Consists of practice management software and other value-added products and services, which are sold principally to healthcare professionals in the Untied States and Canada.

The Offering

     The following summary contains basic information about the notes and is not intended to be complete. It does not contain all the information that will be important to a holder of the securities. For a more complete understanding of the notes, please refer to the section of this document entitled “Description of Notes.”

Issuer	Henry Schein, Inc.

Seller	One or more of the securityholders. See “Selling Securityholders.” We are not the selling securityholders.

Securities Offered	$240,000,000 aggregate principal amount of 3.00% Convertible Contingent Senior Notes due 2034, which we refer to as the notes, and common stock issuable upon conversion of the notes.

Maturity Date	August 15, 2034.

Ranking	The notes are our general senior unsecured obligations and rank equal in right of payment with all of our existing and future senior unsecured indebtedness. Accordingly, they are:

• subordinated in right of payment to all of Henry Schein’s existing and future secured indebtedness;

• structurally subordinated to all existing and future indebtedness and other liabilities of Henry Schein’s subsidiaries (other than indebtedness and other liabilities owed to Henry Schein);

• pari passu in right of payment to Henry Schein’s existing and future senior unsecured indebtedness; and

• senior in right of payment to Henry Schein’s future subordinated indebtedness. As of September 25, 2004, we had approximately $533.5 million of debt outstanding, approximately $59.8 million of which was indebtedness of Henry Schein’s subsidiaries that is structurally senior in right of payment to the notes.

Interest	The notes bear interest at a rate of 3.00% per year. Interest on the notes is payable on February 15 and August 15 of each year, beginning February 15, 2005.

Contingent Interest	We will also pay contingent interest to the holders of notes during any six-month period commencing with the six-month period beginning August 20, 2010, if the average of the trading prices (as described elsewhere in this prospectus) of the notes for the five consecutive trading days ending on the second trading day immediately preceding the relevant six-month period equals 120% or more of the principal amount of the notes.

The rate of contingent interest payment in respect of any six-month period will equal 0.25% of the average trading price of the notes over the measuring period triggering the contingent interest payment. Interest and contingent interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Conversion Rights	The notes are convertible, at your option, initially at a conversion ratio of 10.7898 shares of our common stock per note, which is the equivalent conversion price of approximately $92.68 per share, subject to adjustments described elsewhere in this prospectus in the following circumstances:

• during any fiscal quarter, if the closing price of our common stock for a period of at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter is more than 130% of the conversion price;

• during the five business-day period following any 10 consecutive trading-day period in which the average of the trading prices (as described below under “Description of the Notes — Conversion Rights — Conversion Upon Satisfaction of Market Price Conditions”) for the notes, for that 10 trading-day period was less than 98% of the average conversion value for the notes during that period;

• if the notes have been called for redemption;

• upon the occurrence of a fundamental change described under “Description of the Notes — Conversion Rights — Conversion Upon a Fundamental Change;” or

• upon the occurrence of specified corporate transactions described under “Description of the Notes — Conversion Rights.” The conversion rate (and hence the conversion price) may be adjusted for certain reasons, but will not be adjusted for accrued interest, if any.

Upon conversion, we will satisfy our conversion obligation with respect to the principal amount of the notes to be converted in cash, with any remaining amount to be satisfied in shares of our common stock. See “Description of the Notes — Payment Upon Conversion.”

Upon any conversion, subject to certain exceptions, you will not receive any cash payment representing accrued and unpaid interest. See “Description of the Notes — Conversion Rights.”

Notes called for redemption may be surrendered for conversion until the close of business one business day prior to the redemption date.

Sinking Fund	None.

Optional Redemption by Henry Schein	We may not redeem the notes prior to August 20, 2010. We may redeem some or all of the notes on or after August 20, 2010 at a redemption price equal to 100% of the principal amount of the notes plus any accrued and unpaid interest to, but excluding, the date of optional redemption. See “Description of the Notes — Optional Redemption by Henry Schein.”

Optional Repurchase Right of Holders	You may require us to repurchase all or a portion of your notes on August 15, 2010, 2014, 2019, 2024 and 2029 at a repurchase price equal to 100% of the principal amount of the notes plus any accrued and unpaid interest to, but excluding, the date of repurchase. See “Description of the Notes — Repurchase of Notes at the Option of Holder.”

Fundamental Change Repurchase Right of Holders	You may require us to repurchase all or a portion of your notes upon a fundamental change (as described under “Description of the Notes — Repurchase at the Option of the Holder — Fundamental Change Put”) at a repurchase price equal to 100% of the aggregate principal amount of the notes plus any accrued and unpaid interest, if any, to, but excluding, the date of repurchase plus, under certain circumstances, a make whole premium.

We will satisfy our repurchase obligation with respect to the principal amount of the notes to be repurchased in cash plus, under certain circumstances, a make whole premium payable in the same form of consideration into which our common stock has been exchanged or converted.

Make Whole Premium Upon a Fundamental Change	On or prior to August 20, 2010, upon the occurrence of a fundamental change, under certain circumstances, we will pay, in addition to the repurchase price, a make whole premium on notes converted in connection with, or tendered for repurchase upon, the fundamental change. The make whole premium will be payable, in the same form of consideration into which our common stock has been exchanged or converted, both for notes tendered for purchase and for notes converted in connection with the fundamental change.

The amount of the make whole premium, if any, will be based on our stock price on the effective date of the fundamental change. A description of how the make whole premium will be determined and a table showing the make whole premium that would apply at various stock prices and fundamental change effective dates is set forth under “Description of the Notes — Determination of the Make Whole Premium.” No make whole premium will be paid if the stock price is less than $65.73 per share or if the stock price exceeds $164.00 per share (in each case, subject to normal adjustment).

Form, Denomination and Registration	The notes were issued in fully registered form, in denominations of $1,000 and are represented by a global note deposited with the trustee as custodian for The Depository Trust Company, which we refer to as DTC, and registered in the name of Cede & Co., DTC’s nominee.

Beneficial interests in the global securities will be shown on, and any transfers will be effected only through, records maintained by DTC and its participants. Notes in certificated form will be issued in exchange for the global note only under limited circumstances on the terms set forth in the indenture. See “Description of the Notes — Form, Denomination and Registration.”

Use of Proceeds	We will not receive any of the proceeds from the sale by the selling securityholders of the notes or shares of common stock underlying the notes.

Registration Rights	We have agreed to use our commercially reasonable best efforts to keep the shelf registration statement, of which this prospectus forms a part, effective until the earliest of:

• two years after the last date of original issuance of any of the notes;

• the date when the holders of the notes and the common stock issuable upon conversion of the notes are able to sell all these securities without restrictions pursuant to Rule 144(k) under the Securities Act; and

• the date when all of the notes and the common stock into which the notes are convertible are registered under the shelf registration statement and sold in accordance with it or cease to be outstanding.

We are required to pay you additional amounts if we fail to comply with our agreement to register the notes and the common stock issuable upon conversion of the notes within the time periods specified above. See “Description of the Notes — Registration Rights.”

U.S. Federal Income Tax Consequences of Owning the Notes	We have agreed and each holder of the notes is deemed to have agreed pursuant to the indenture to treat the notes as “contingent payment debt instruments” subject to the contingent payment debt regulations. As a result, a holder is required, for federal income tax purposes, to accrue and include amounts in income interest on a constant yield to maturity basis at a rate comparable to the rate at which we would borrow in a fixed-rate, noncontingent, nonconvertible borrowing (which we have determined to be 6.56%) even though the holder will receive interest payments on the notes at a significantly lower rate. A holder therefore will recognize taxable income significantly in excess of cash received while the notes are outstanding. In addition, under the indenture, a holder generally will recognize ordinary income, rather than capital gain, upon a sale, exchange, conversion, or redemption of the notes at a gain. See “Certain U.S. Federal Income Tax Considerations.”

Trading	The notes issued in the initial private offering are eligible for trading on Nasdaq’s screen-based automated trading system known as PORTAL, “Private Offerings, Resale and Trading through Automated Linkages.” However, notes sold using this prospectus will no longer be eligible for trading in the PORTAL Market.

Nasdaq National Market Symbol For Our Common Stock	Our common stock is traded on the Nasdaq National Market under the symbol “HSIC.”

Risk Factors

     You should read the “Risk Factors” section to understand the risks associated with an investment in the notes.

RISK FACTORS

     You should carefully consider the following risk factors, in addition to the other information presented in this prospectus and the documents incorporated by reference into this prospectus, in evaluating us, our business and an investment in the notes. Any of the following risks, as well as other risks and uncertainties, could harm our business and financial results and cause the value of the notes to decline, which in turn could cause you to lose all or part of your investment. The risks below are not the only ones that we face. Additional risks not currently known to us or that we currently deem immaterial also may impair our business.

Risks Relating to Our Company

The healthcare products distribution industry is highly competitive and we may not be able to compete successfully.

     We compete with numerous companies, including several major manufacturers and distributors. Some of our competitors have greater financial and other resources than we do which could allow them to compete more successfully. Most of our products are available from several sources and our customers tend to have relationships with several distributors. Competitors could obtain exclusive rights to market particular products which we would then be unable to market. Manufacturers could also increase their efforts to sell directly to end-users and by-pass distributors like us. Industry consolidation among healthcare products distributors, the unavailability of products, whether due to our inability to gain access to products or interruptions in supply from manufacturers, or the emergence of new competitors could also increase competition. In the future, we may be unable to compete successfully and competitive pressures may reduce our revenues.

The healthcare industry is experiencing changes which could adversely affect our business.

     The healthcare industry is highly regulated and subject to changing political, economic and regulatory influences. In recent years, the healthcare industry has undergone significant change driven by various efforts to reduce costs, including the reduction of spending budgets by government and private insurance programs, such as Medicare, Medicaid and corporate health insurance plans, pressures relating to potential healthcare reform, trends toward managed care, consolidation of healthcare distribution companies, collective purchasing arrangements among office-based healthcare practitioners and reimbursements to customers. If we are unable to react effectively to these and other changes in the healthcare industry, our operating results could be adversely affected. In addition, the enactment of any significant healthcare reforms could have a material adverse effect on our business.

We must comply with government regulations governing the distribution of pharmaceuticals and medical devices and additional regulations could negatively affect our business.

     Our business is subject to requirements under various local, state, federal and international governmental laws and regulations applicable to the manufacture and distribution of pharmaceuticals and medical devices. Among the federal laws with which we must comply are the Controlled Substances Act and the Federal Food, Drug, and Cosmetic Act, including the Prescription Drug Marketing Act of 1987 and the Safe Medical Devices Act. Such laws:

•	regulate the storage and distribution, labeling, handling, record keeping, manufacturing and advertising of drugs and medical devices;

•	subject us to inspection by the Federal Food and Drug Administration and the Drug Enforcement Administration;

•	regulate the transportation of certain of our products that are considered hazardous materials;

•	require registration with the Federal Food and Drug Administration and the Drug Enforcement Administration;

•	require us to coordinate returns of products that have been recalled and subject us to inspection of our recall procedures; and

•	impose reporting requirements if a pharmaceutical or medical device causes serious illness, injury or death.

     Our business is also subject to requirements of foreign governmental laws and regulations affecting our operations abroad.

     The failure to comply with any of these regulations or the imposition of any additional regulations could negatively affect our business. There can be no assurance that current or future U.S. or foreign government regulations will not adversely affect our business.

Our international operations are subject to inherent risks, which could adversely affect our operating results.

     International operations are subject to risks that may materially adversely affect our business, results of operations and financial condition. The risks that our international operations are subject to include:

•	difficulties and costs relating to staffing and managing foreign operations;

•	difficulties in establishing channels of distribution;

•	fluctuations in the value of foreign currencies;

•	longer payment cycles of foreign customers and difficulty of collecting receivables in foreign jurisdictions;

•	repatriation of cash from our foreign operations to the United States;

•	cumbersome regulatory requirements;

•	unexpected difficulties in importing or exporting our products;

•	imposition of import/export duties, quotas, sanctions or penalties; and

•	unexpected regulatory, economic and political changes in foreign markets.

     As a result of our acquisition of the Demedis Group, our foreign operations are significantly larger and, therefore, our exposure to the risks inherent in international operations has become greater.

We experience fluctuations in quarterly earnings. As a result, we may fail to meet or exceed the expectations of securities analysts and investors, which could cause our stock price to decline.

     Our business has been subject to seasonal and other quarterly fluctuations. Net sales and operating profits generally have been higher in the third and fourth quarters due to the timing of sales of software, equipment and seasonal products (including influenza vaccine), purchasing patterns of office-based healthcare practitioners and year-end promotions. Net sales and operating profits generally have been lower in the first quarter, primarily due to increased sales in the prior two quarters. Quarterly results may also be adversely affected by a variety of other factors, including:

•	costs of developing new applications and services;

•	costs related to acquisitions of technologies or businesses;

•	the timing and amount of sales and marketing expenditures;

•	general economic conditions, as well as those specific to the healthcare industry and related industries;

•	the timing of the release of functions of our technology-related products and services; and

•	our success in establishing additional business relationships.

     Any change in one or more of these or other factors could cause our annual or quarterly operating results to fluctuate. If our operating results do not meet market expectations, our stock price may decline.

Because we do not manufacture the products we distribute, we are dependent upon third parties for the manufacture and supply of our products.

     We obtain substantially all of our products from third-party suppliers. Generally, we do not have long-term contracts with our suppliers, committing them to supply products to us. Therefore, suppliers may not provide the products we need in the quantities we request. Because we do not control the actual production of the products we sell, we may be subject to delays caused by interruption in production based on conditions outside of our control. In the event that any of our third-party suppliers were to become unable or unwilling to continue to provide the products in required volumes, we would need to identify and obtain acceptable replacement sources on a timely basis. There is no guarantee that we will be able to obtain such alternative sources of supply on a timely basis, if at all. An extended interruption in the supply of our products, especially the supply of our influenza vaccine and any other high sales volume product, would have an adverse effect on our results of operations, which most likely would adversely affect the value of our common stock.

Our expansion through acquisitions and joint ventures involves several risks.

     We have expanded our domestic and international markets in part through acquisitions and joint ventures, and we expect to continue to make acquisitions and enter into joint ventures in the future. Such transactions involve numerous risks, including possible adverse effects on our operating results or the market price of our common stock. Some of our acquisitions and future acquisitions may also give rise to an obligation by us to make contingent payments or to satisfy certain repurchase obligations, which payments could have an adverse effect on our results of operations. In addition, integrating acquired businesses and joint ventures:

•	may result in a loss of customers or product lines of the acquired businesses or joint ventures;

•	requires significant management attention; and

•	may place significant demands on our operations, information systems and financial resources.

     There can be no assurance that our future acquisitions or joint ventures will be successful. Our ability to continue to successfully effect acquisitions and joint ventures will depend upon the following:

•	the availability of suitable acquisition or joint venture candidates at acceptable prices;

•	our ability to consummate such transactions, which could potentially be prohibited due to national or international antitrust regulations; and

•	the availability of financing on acceptable terms, in the case of non-stock transactions.

We face inherent risk of exposure to product liability and other claims in the event that the use of the products we sell results in injury.

     Our business involves a risk of product liability and other claims and from time to time we are named as a defendant in cases as a result of our distribution of pharmaceutical and other healthcare products. Additionally, we own a majority interest in a company that manufactures dental implants and we are subject to the potential risk of product liability or other claims relating to the manufacture of products by that entity. One of the potential risks we face in the distribution of our products is liability resulting from counterfeit products infiltrating the supply chain. In addition, some of the products that we transport and sell are considered hazardous materials. The improper handling of such materials or accidents involving the transportation of such materials could subject us to liability. We have insurance policies, including product liability insurance, covering risks and in amounts we consider adequate. Additionally, in many cases we are covered by indemnification from the manufacturer of the product. However, we cannot assure you that the coverage maintained by us is sufficient to cover future claims or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide adequate protection for us. A successful claim brought against us in excess of available insurance or indemnification, or any claim that results in significant adverse publicity against us, could harm our business.

Our technology segment depends upon continued product development, technical support and successful marketing.

     Competition among companies supplying practice management software is intense and increasing. Our future sales of practice management software will depend on, among other factors:

•	the effectiveness of our sales and marketing programs;

•	our ability to enhance our products; and

•	our ability to provide ongoing technical support.

     We cannot be sure that we will be successful in introducing and marketing new software or software enhancements, or that such software will be released on time or accepted by the market. Our software products, like software products generally, may contain undetected errors or bugs when introduced or as new versions are released. We cannot be sure that future problems with post-release software errors or bugs will not occur. Any such defective software may result in increased expenses related to the software and could adversely affect our relationships with the customers using such software. We do not have any patents on our software, and rely upon copyright, trademark and trade secret laws, as well as contractual and common law protections. We cannot assure you that such legal protections will be available or enforceable to protect our software products.

Our revenues depend on our relationships with capable sales personnel as well as key customers, vendors and manufacturers of the products we distribute.

     Our future operating results depend on our ability to maintain satisfactory relationships with qualified sales personnel as well as key customers, vendors and manufacturers. If we fail to maintain our existing relationships with such persons or fail to acquire relationships with such key persons in the future, our business may suffer.

Our future performance is materially dependent upon our senior management.

     Our future success is substantially dependent upon the efforts and abilities of members of our existing senior management, particularly Stanley M. Bergman, Chairman, Chief Executive Officer and President, among others. The loss of the services of Mr. Bergman could have a material adverse effect on our business. We have an employment agreement with Mr. Bergman. We do not currently have “key man” life insurance policies on any of our employees. Competition for senior management is intense, and we may not be successful in attracting and retaining key personnel.

Increases in the cost of shipping or service trouble with our third-party shippers could harm our business.

     Shipping is a significant expense in the operation of our business. We ship almost all of our U.S. orders by United Parcel Service, Inc. and other delivery services, and typically bear the cost of shipment. Accordingly, any significant increase in shipping rates could have an adverse effect on our operating results. Similarly, strikes or other service interruptions by those shippers could cause our operating expenses to rise and adversely affect our ability to deliver products on a timely basis.

We may not be able to respond to technological change effectively.

     Traditional healthcare supply and distribution relationships are being challenged by electronic on-line commerce solutions. Our distribution business is characterized by rapid technological developments and intense competition. The advancement of on-line commerce will require us to cost-effectively adapt to changing technologies, to enhance existing services and to develop and introduce a variety of new services to address changing demands of consumers and our clients on a timely basis, particularly in response to competitive offerings. Our inability to anticipate and effectively respond to changes on a timely basis could have an adverse effect on our business.

We are exposed to the risk of an increase in interest rates.

     During the fourth quarter of 2003, we entered into interest rate swap agreements to exchange our fixed rate interest rates for variable interest rates payable on our $230 million senior notes. Our fixed interest rates on the senior notes were 6.94% and 6.66% for the $130 million and $100 million senior notes, respectively. The variable rate is comprised of LIBOR plus the spreads and resets on the interest due dates for the senior notes. As a result of these interest rate swap agreements, as well as our existing variable rate credit lines and loan agreements, we are exposed to risk from fluctuations in interest rates. For example, a hypothetical 100 basis points increase in interest rates would increase our annual interest expense by approximately $2.7 million.

Our acquisition of the Demedis Group may not result in the benefits and revenue growth we expect.

     On June 18, 2004, we acquired the Demedis Group. See “Summary — Recent Developments.” We are in the process of integrating these companies and assimilating the operations, services, products and personnel of each company with our management policies, procedures and strategies. We cannot be sure that we will achieve the benefits of revenue growth that we expect from this acquisition or that we will not incur unforeseen additional costs or expenses in connection with this acquisition. To effectively manage our expected future growth, we must continue to successfully manage our integration of the Demedis Group and continue to improve our operational systems, internal procedures, accounts receivable and management, financial and operational controls. If we fail in any of these areas, our business could be adversely affected.

Risks Relating to an Investment in the Notes and the Common Stock

Our indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations under the notes.
Our indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations under the notes.

     As of September 25, 2004, we had total indebtedness of $533.5 million.

     Our indebtedness could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to these notes;

•	increase our vulnerability to general adverse economic and industry conditions;

•	reduce the availability of our cash flow to fund working capital, capital expenditures, investment efforts and other general corporate needs;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	adversely affect vendor payment terms;

•	place us at a competitive disadvantage compared to our competitors with less leverage;

•	expose us to the risk of increased interest rates because some of our debt has variable interest rates; and

•	limit our ability to borrow additional funds.

     Any default under the agreements governing our indebtedness, including a default under our credit facility that is not waived by the required lenders, and the remedies sought by the holders of such indebtedness could make us unable to pay principal and interest on the notes and substantially decrease the market value of the notes.

We may not have the funds necessary to repurchase the notes or pay the amounts due upon conversion of the notes when necessary.

     In certain circumstances you may require us to repurchase all or a portion of your notes to the extent set forth in this prospectus. In addition, upon conversion of the notes, we are obligated to satisfy our conversion obligation with respect to the conversion value of the notes to be converted in cash. If you were to require us to repurchase your notes, including following a change in control that constitutes a fundamental change, or you were to convert your notes, we cannot be sure that we will have sufficient cash or other financial resources at that time or would be able to arrange financing to pay the amount required in cash. Our ability to repurchase the notes or pay the settlement amount in those events may be limited by law, by the indenture, by the terms of other agreements relating to our senior debt and by indebtedness and agreements that we may enter into in the future which may replace, supplement or amend our existing or future debt. If you were to require us to repurchase your notes, including following a change in control that constitutes a fundamental change when we are prohibited from repurchasing or redeeming the notes, we could seek the consent of lenders to repurchase the notes or could attempt to refinance the borrowings that contain this prohibition. If we do not obtain a consent or refinance these borrowings, we could remain prohibited from repurchasing the notes. In addition, we could seek to obtain third-party financing to pay for any amounts due in cash upon conversion, but we cannot be sure that such third-party financing will be available on commercially reasonable terms, if at all. Our failure to repurchase the notes or make the required payments upon conversion would constitute an event of default under the indenture under which we will issue the notes, which might constitute a default under the terms of our other indebtedness at that time.

Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our indebtedness.

     We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the indenture pursuant to which the notes were issued do not restrict us or our subsidiaries from incurring additional indebtedness. The covenants under our revolving credit facility and our existing senior notes limit our capacity for additional borrowings. As of September 25, 2004, the amount available under our revolving credit facility was approximately $200.0 million, and we had approximately $73.0 million available cash. If new indebtedness is incurred by us or our subsidiaries, the indebtedness risks that we and they face would be exacerbated.

The notes are subordinated to any secured debt of Henry Schein and all indebtedness of Henry Schein’s subsidiaries.

     The notes are not secured by any of our assets or those of our subsidiaries. Currently, we have no secured indebtedness. However, the notes will be effectively subordinated to any secured debt that we may incur in the future. In any liquidation, dissolution, bankruptcy, or other similar proceeding, the holders of our secured debt may assert rights against the secured assets in order to receive full payment of their debt before the assets may be used to pay the holders of the notes. In addition, in the event of a bankruptcy, liquidation, or reorganization of any of Henry Schein’s subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets of the subsidiaries are made available for distribution to Henry Schein. As of September 25, 2004, the notes were effectively junior to approximately $59.8 million of debt plus other liabilities (including trade payables) of our subsidiaries.

We will be required to generate significant cash to service our indebtedness. Our ability to generate cash depends on many factors beyond our control.

     Our ability to make payments on and to refinance our indebtedness, including these notes, and to fund working capital needs, acquisitions, repurchases of common stock and capital expenditures resulting from increased sales and special inventory forward buy-in opportunities, pursuing growth opportunities and managing funding needs will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory, and other factors that are beyond our control.

     We cannot assure you that our business will generate sufficient cash flow from operations, or that future borrowings will be available to us under our credit facility to enable us to pay our indebtedness or to fund other liquidity needs. If the notes are converted or we are required to repurchase the notes, we are obligated to satisfy our conversion or repurchase obligation with respect to the principal amount or conversion value, as applicable, of the notes to be converted or repurchased in cash. In addition, we will need to refinance all of our indebtedness, including these notes, on or before maturity. We cannot assure you that we will be able to satisfy our conversion or repurchase obligations or refinance any of our indebtedness on commercially reasonable terms or at all.

     If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital, or seek to restructure or refinance our indebtedness, including the notes. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to sell material assets or operations to attempt to meet our debt service and other obligations. Our borrowing agreements restrict our ability to sell assets and use the proceeds from the sales. We may not be able to consummate those sales or to obtain the proceeds which we could realize from them and these proceeds may not be adequate to meet any debt service obligations then due.

You should consider the U.S. federal income tax consequences of owning the notes.

     Because we and each holder of the notes agreed in the indenture to treat the notes as “contingent payment debt instruments” subject to the contingent payment debt regulations, a holder will recognize taxable income significantly in excess of cash received while the notes are outstanding. In addition, under the indenture, a holder generally will recognize ordinary income, rather than capital gain, upon a sale, exchange, conversion, or redemption of the notes at a gain. See “Certain U.S. Federal Income Tax Considerations.”

The notes do not contain certain restrictive covenants, and there is limited protection in the event of a change of control.

     The indenture under which the notes were issued does not contain restrictive covenants that would protect you from several kinds of transactions that may adversely affect you. In particular, the indenture does not contain covenants that will limit our ability to pay dividends or make distributions on or redeem our capital stock or limit our ability to incur additional indebtedness and, therefore, protect you in the event of a highly leveraged transaction or other similar transaction. In addition, the requirement that we offer to repurchase the notes upon a fundamental change is limited to the transactions specified in the definition of a “fundamental change” under “Description of the Notes — Repurchase of Notes at Option of Holders - Fundamental Change Put.” Accordingly, we could enter into certain transactions, such as acquisitions, refinancings or a recapitalization, that could affect our capital structure and the value of our common stock but would not constitute a fundamental change.

Because the notes are represented by global securities registered in the name of a depositary, you are not a “holder” under the indenture and your ability to transfer the notes could be limited.

     The notes are represented by one global security registered in the name of Cede & Co. as nominee for The Depository Trust Company (“DTC”). Except in the limited circumstances described in this prospectus, owners of beneficial interests in the global security are not entitled to receive physical delivery of the notes in certificated form and are not considered “holders” of the notes under the indenture for any purpose. Instead, owners must rely on the procedures of DTC and its participants to protect their interests under the indenture. In addition, because the laws of some states require that certain persons take physical delivery in definitive form of securities that they own, you may be unable to transfer your notes to those persons.

There may not be a liquid market for the notes, and you may not be able to sell your notes at attractive prices or at all.

     There is currently no trading market for the notes. The notes currently trade on The PORTAL market. However, no notes sold under this prospectus will trade on the PORTAL Market. We do not intend to list the notes on any national or other securities exchange, or on the Nasdaq National Market. Accordingly, no public market for the notes may develop, and any market that develops may not last. Even if an active trading market were to develop, the notes could trade at prices that may be lower than the initial offering price. The trading price of the notes will depend on many factors, including:

•	prevailing interest rates and interest rate volatility;

•	the markets for similar securities;

•	our financial condition, results of operations and prospects;

•	the publication of earnings estimates or other research reports and speculation in the press or investment community;

•	changes in our industry and competition; and

•	general market and economic conditions.

     As a result, we cannot assure you that you will be able to sell the notes at attractive prices or at all.

The market price for our common stock may be highly volatile.

     The market price for our common stock may be highly volatile. A variety of factors may have a significant impact on the market price of our common stock, including:

•	the publication of earnings estimates or other research reports and speculation in the press or investment community;

•	changes in our industry and competitors;

•	our financial condition, results of operations and prospects;

•	any future issuances of our common stock, which may include primary offerings for cash, issuances in connection with business acquisitions, and the grant or exercise of stock options from time to time;

•	general market and economic conditions; and

•	any outbreak or escalation of hostilities.

     In addition, the Nasdaq National Market can experience extreme price and volume fluctuations that can be unrelated or disproportionate to the operating performance of the companies listed on Nasdaq. Broad market and industry factors may negatively affect the market price of our common stock, regardless of actual operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against companies. This type of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources, which would harm our business.

     Volatility in the market price of our common stock may make it more difficult for you to sell the common stock you receive on conversion of the notes. In addition, because the notes are convertible into our common stock, subject to satisfaction of certain specified conditions, the value of the notes will likely also be affected by the factors summarized above.

     Although we have not requested a rating for the notes, the notes may be rated by Standard & Poor’s and Moody’s. We cannot assure you that any of those rating agencies will assign a rating to the notes or, if assigned, what such ratings will be. In addition, we cannot assure you that any rating so assigned will remain for any period of time, or that a rating will not be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes in our business, so warrant. An adverse change in any current or future rating could cause the liquidity or market value of the notes to decline significantly.

Certain provisions in our governing documents and other documents to which we are a party may discourage third party offers to acquire us that might otherwise result in our stockholders receiving a premium over the market price of their shares.

     The provisions of our certificate of incorporation and by-laws may make it more difficult for a third party to acquire us, may discourage acquisition bids, and may limit the price that certain investors might be willing to pay in the future for shares of our common stock. These provisions, among other things:

•	require the affirmative vote of the holders of at least 60% of the shares of common stock entitled to vote to approve a merger, consolidation, or a sale, lease, transfer or exchange of all or substantially all of our assets; and

•	require the affirmative vote of the holders of at least 66 2/3% of our common stock entitled to vote to:

•	remove a director; and

•	to amend or repeal our by-laws, with certain limited exceptions.

     In addition, the Henry Schein, Inc. 1994 Stock Incentive Plan, the Henry Schein, Inc. 1996 Non-Employee Director Stock Incentive Plan and the Henry Schein, Inc. 2001 Non-Employee Director Incentive Plan provide for accelerated vesting of stock options upon a change in control, and certain agreements between us and our executive officers provide for increased severance payments if those executive officers are terminated without cause within two years after a change in control. We are also afforded the protections of Section 203 of the Delaware General Corporation Law, which could have similar effects.

USE OF PROCEEDS

     We will not receive any proceeds from the resale of the notes or the underlying common stock by selling securityholders.

RATIO OF EARNINGS TO FIXED CHARGES

     Set forth below is information concerning our ratio of earnings to fixed charges on a consolidated basis for the periods indicated. This ratio shows the extent to which our business generates enough earnings after the payment of all expenses other than interest to make the required interest payments on the notes.

     For purposes of computing the ratios of earnings to fixed charges, “earnings” consist of income from continuing operations before income taxes and fixed charges. “Fixed charges” consist of interest on all indebtedness and an interest factor attributable to rentals. The percent of rental expense included in the calculation of fixed charges is a reasonable approximation of the interest factor.

			Years Ended			Nine Months
						Ended
	December 25,	December 30,	December 29,	December 28,	December 27,	Sept. 25,
	1999	2000	2001	2002	2003	2004
	(In thousands, except for ratios)
Fixed Charges:
Interest expense, including amortization of debt issuance
costs	$(17,324)	$(20,409)	$ (17,324)	$(17,960)	$(18,311)	$ (12,367)
Portion of rental expense deemed to represent interest.	(8,513)	(9,811)	(8,608)	(8,514)	(8,877)	(7,933)

Total fixed charges	$ (25,837)	$ (30,220)	$ (25,932)	$ (26,474)	$ (27,188)	$ (20,300)

Earnings:
Income (loss) from continuing operations before income taxes	$89,783	$96,534	$140,351	$190,429	$225,776	$157,475
Fixed charges	(25,837)	(30,220)	(25,932)	(26,474)	(27,188)	(20,300)

Total earnings (loss) for computation of ratio	$63,946	$66,314	$114,419	$163,955	$198,588	$137,175

Ratio of earnings to fixed charges	2.47	2.19	4.41	6.19	7.30	6.76

DIVIDEND HISTORY AND POLICY

     We did not declare any cash dividends on our common stock during the fiscal years ended December 25, 2004, December 27, 2003 and December 28, 2002. We currently do not anticipate declaring any cash dividends on our common stock in the foreseeable future. We intend to retain earnings to finance the expansion of our business and for general corporate purposes, including our stock repurchase program. Any declaration of dividends will be at the discretion of our Board of Directors and will depend upon the earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions with respect to payment of dividends and other factors. Our revolving credit agreement, as well as the agreements governing our existing senior notes, limit the distribution of dividends without the prior written consent of the lenders.

PRICE RANGE OF COMMON STOCK

     Our common stock trades on the Nasdaq National Market under the symbol “HSIC.” As of December 25, 2004, there were 43,325,214 shares of our common stock issued and outstanding. As of December 25, 2004, there were approximately 300 holders of record of our common stock. We list in the table below information on the high and low sales prices of our common stock during the periods indicated as reported on the Nasdaq National Market.

	Price Range of

	Common Stock
Fiscal Year and Quarter	High	Low
Fiscal 2004
1st Quarter	$74.01	$65.91
2nd Quarter	79.44	61.98
3rd Quarter	68.01	59.83
4th Quarter	70.42	56.15
Fiscal 2003
1st Quarter	$46.60	$34.17
2nd Quarter	54.15	40.89
3rd Quarter	60.32	51.50
4th Quarter	70.00	55.34
Fiscal 2002
1st Quarter	$46.11	$35.34
2nd Quarter	50.59	43.10
3rd Quarter	54.98	39.00
4th Quarter	57.73	40.30

     For the last reported sales price of our common stock on a recent date, see the cover page of this prospectus.

SELLING SECURITYHOLDERS

     We originally issued the notes in a private placement to the several initial purchasers represented by Lehman Brothers, Inc. and J.P. Morgan Securities Inc. (the “initial purchasers”) on August 9, 2004. The notes were resold by the initial purchasers to qualified institutional buyers within the meaning of Rule 144A under the Securities Act in transactions exempt from registration under the Securities Act. The notes and the shares of common stock issuable upon the conversion of the notes that may be offered pursuant to this prospectus are being offered by the selling securityholders, which includes their transferees, distributees, pledgees or donees or their successors.

     The following table sets forth information with respect to the selling securityholders and the principal amounts of notes beneficially owned by each selling securityholder that may be offered pursuant to this prospectus. The information is based on information provided by or on behalf of the selling securityholders on or prior to January 13, 2005. The selling securityholders may offer all, some or none of the notes or the common stock into which the notes are convertible. Because the selling securityholders may offer all or some portion of the notes or common stock, we cannot estimate the amount of the notes or the common stock that will be held by the selling securityholders upon termination of any of these sales. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act. The percentage of notes outstanding beneficially owned by each selling securityholder is based on $240.0 million aggregate principal amount of notes outstanding.

     The number of shares of common stock issuable upon conversion of the notes shown in the table below assumes conversion of the full amount of notes held by each selling securityholder at an initial conversion rate of 10.7898 shares of common stock per $1,000 principal amount of notes and a cash payment in lieu of any fractional shares. The number of shares of common stock issuable upon conversion of the notes shown in the table below also assumes that we would satisfy our conversion obligation entirely with common stock. However, pursuant to the terms of the Indenture, we will satisfy in cash our conversion obligation with respect to the principal amount of the notes to be converted, with any remaining amount to be satisfied in shares of our common stock. See “Description of the Notes — Conversion Rights — Payment Upon Conversion.” This conversion price is subject to adjustment in certain events. Accordingly, the number of conversion shares may increase or decrease from time to time. No selling securityholder named in the table below beneficially owns one percent or more of our common stock, based on 43,325,214 shares of common stock outstanding on December 25, 2004. Information concerning other selling securityholders will be set forth in prospectus supplements or, if appropriate, post-effective amendments to the registration statement of which this prospectus is a part, from time to time, if required. The number of shares of common stock owned by the other selling securityholders or any future transferee from any such holder assumes that they do not beneficially own any common stock other than common stock into which the notes are convertible.

	Principal Amount		Common
	of Notes		Stock	Common
	Beneficially Owned	Percentage of	Owned	Stock
	and Offered	Notes	Prior to	Registered
Selling Security Holder (1)	Hereby (1)	Outstanding	Conversion	Hereby
Acuity Master Fund, Ltd. (2)	$2,880,000	1.20%	––	31,074
Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd. (3)	$5,420,000	2.26%	––	58,480
Argent Classic Convertible Arbitrage Fund L.P. (4)	$980,000	*	––	10,574
Argent Classic Convertible Arbitrage Fund II, L.P. (5)	$120,000	*	––	1,294
BNP Paribas Equity Strategies, SNC (c)(6)	$1,215,000	*	––	13,109
BP Amoco PLC Master Trust (7)	$560,000	*	––	6,042
Barclays Global Investors Diversified Alpha Plus Funds (8)	$222,000	*	––	2,395
Calamos® Market Neutral Fund – Calamos® Investment Trust (9)	$14,000,000	5.83%	––	151,057
Canadian Imperial Holdings Inc.(c)	$9,000,000	3.75%	––	97,108
Celebrity IAM Ltd. (10)	$2,800,000	1.17%	––	30,211
Chrysler Corporation Master Retirement Trust (c)(11)	$3,995,000	1.66%	––	43,105
Coda Capital Management, LLC (a)	$200,000	*	––	2,157
Coda Capital ND Portfolio (a)	$100,000	*	––	1,078
Coda-KHPE Convertible Portfolio (a)	$350,000	*	––	3,776
Consulting Group Capital Markets Fund (12)	$150,000	*	––	1,618
Consulting Group Capital Markets Funds (13)	$1,650,000	*	––	17,803
Convertible Securities Fund	$20,000	*	––	215
CooperNeff Convertible Strategies (Cayman) Master Fund, LP (14)	$1,017,000	*	––	10,973
Delta Air Lines Master Trust – CV (c)(15)	$735,000	*	––	7,930
Delta Pilots Disability & Survivorship Trust – CV (c)((16)	$400,000	*	––	4,315
Descartes Offshore Ltd. (17)	$4,900,000	2.04%	––	52,870
Descartes Partners L.P. (18)	$1,800,000	*	––	19,421
F.M. Kirby Foundation, Inc. (c)(19)	$605,000	*	––	6,527
Forest Fulcrum Fund LP (b)(20)	$231,000	*	––	2,492
Forest Global Convertible Fund, Ltd., Class A-5 (21)	$678,000	*	––	7,315
Forest Multi-Strategy Master Fund SPC, on behalf of its Muti-Strategy Segregated Portfolio (22)	$522,000	*	––	5,632
FrontPoint Convertible Arbitrage Fund, L.P. (23)	$5,000,000	2.08%	––	53,949
Gartmore Convertible Fund (a)	$450,000	*	––	4,855
Grace Convertible Arbitrage Fund, Ltd. (24)	$5,000,000	2.08%	––	53,949
HFR CA Global Opportunity Master Trust (25)	$138,000	*	––	1,488
HFR RVA Select Performance Master Trust (26)	$87,000	*	––	938
Hotel Union & Hotel Industry of Hawaii Pension Plan (27)	$150,000	*	––	1,618
ING Convertible Fund (28)	$2,900,000	1.21%	––	31,290
ING VP Convertible Portfolio (29)	$100,000	*	––	1,078

	Principal Amount		Common
	of Notes		Stock	Common
	Beneficially Owned	Percentage of	Owned	Stock
	and Offered	Notes	Prior to	Registered
Selling Security Holder (1)	Hereby (1)	Outstanding	Conversion	Hereby
Institutional Benchmarks Master Fund Ltd. (30)	$632,000	*	––	6,819
International Truck & Engine Corporation Non-Contributory Retirement Plan Trust (c)(31)	$455,000	*	––	4,909
International Truck & Engine Corporation Retiree Health Benefit Trust (c)(32)	$180,000	*	––	1,942
International Truck & Engine Corporation Retirement Plan for Salaried Employees Trust (c)(33)	$435,000	*	––	4,693
JP Morgan Securities Inc. (a)(b)(34)	$2,464,000	1.03%	––	26,586
LLT Limited (35)	$117,000	*	––	1,262
Laurel Ridge Capital, LP	$2,000,000	*	––	21,579
Lehman Brothers Inc. (a)(b)(36)	$20,848,000	8.69%	––	224,945
Lyxor/Convertible Arbitrage Fund Limited (37)	$192,000	*	––	2,071
Lyxor/Forest Fund Limited (38)	$513,000	*	––	5,535
McMahan Securities Co. L.P. (a)(b)	$2,500,000	1.04%	––	26,974
Microsoft Corporation (a)(c)	$665,000	*	––	7,175
Motion Picture Industry Health Plan – Active (c)(39)	$75,000	*	––	809
Motion Picture Industry Health Plan – Retiree (c)(40)	$55,000	*	––	593
Nations Convertible Securities Fund	$3,980,000	1.66%	––	42,943
OCM Convertible Trust (c)(41)	$1,395,000	*	––	15,051
OCM Global Convertible Securities Fund (c)(42)	$125,000	*	––	1,348
Partner Reinsurance Company Ltd. (c)(43)	$715,000	*	––	7,714
Polaris Vega Fund L.P. (44)	$2,250,000	*	––	24,277
Qwest Occupational Health Trust (c)(45)	$125,000	*	––	1,348
Royal Bank of Canada (a)(c)	$4,000,000	1.67%	––	43,159
S.A.C. Arbitrage Fund, LLC (46)	$4,000,000	1.67%	––	43,159
SG Americas Securities, LLC (a)(b)	$108,000	*	––	1,165
SSI Blended Market Neutral L.P. (47)	$209,000	*	––	2,255
SSI Hedged Convertible Market Neutral L.P. (48)	$300,000	*	––	3,236
Singlehedge US Convertible Arbitrage Fund (49)	$327,000	*	––	3,528
Sphinx Convertible Arb Fund SPC (50)	$474,000	*	––	5,114
Sphinx Convertible Arbitrage SPC (51)	$183,000	*	––	1,974
State Employees’ Retirement Fund of the State of Delaware (c)(52)	$970,000	*	––	10,466
Sturgeon Limited (53)	$249,000	*	––	2,686
Sunrise Partners Limited Partnership (c)(54)	$4,750,000	1.98%	––	51,251
SuttonBrook Capital Portfolio, LP (55)	$15,000,000	6.25%	––	161,847
The City of Southfield (56)	$22,000	*	––	237
The Estate of James Campbell 03394 (57)	$50,000	*	––	539
The Estate of James Campbell 08968 (58)	$30,000	*	––	323
The Estate of James Campbell 11222 (59)	$411,000	*	––	4,434
UBS AG London F/B/O HFS (60)	$5,000,000	2.08%	––	53,949
UnumProvident Corporation (a)(c)	$320,000	*	––	3,452
Viacom Inc. Pension Plan Master Trust (61)	$12,000	*	––	129
Vicis Capital Master Fund (62)	$6,000,000	2.50%	––	64,738
Xavex Convertible Arbitrage 4 Fund (63)	$51,000	*	––	550
Xavex Convertible Arbitrage 10 Fund (64)	$480,000	*	––	5,179
Zurich Institutional Benchmarks Master Fund Ltd. (65)	$258,000	*	––	2,783

*	Less than 1%.

a)	This selling securityholder is an SEC-reporting company.

b)	This selling securityholder is a broker-dealer.

c)	This selling securityholder is an affiliate of a broker-dealer.

1)	Information regarding the selling securityholders may change from time to time. Any such changed information will be set forth in supplements to this prospectus if and when necessary.

2)	Howard Needle and David J. Harris have voting and dispositive power over the registrable securities held by this selling securityholder.

3)	Argent Financial Group (Bermuda), Ltd., Nathanial Brown and Robert Richardson have voting and dispositive power over the registrable securities held by this selling securityholder.

4)	Argent Management Company, LLC, Nathanial Brown and Robert Richardson have voting and dispositive power over the registrable securities held by this selling securityholder.

5)	Argent Management Company, LLC, Nathanial Brown and Robert Richardson have voting and dispositive power over the registrable securities held by this selling securityholder.

6)	Christian Menestrier, the chief executive officer of CooperNeff Advisors, Inc., has sole voting and dispositive power over the registrable securities held by this selling securityholder.

7)	John Gottfurcht, George Douglas and Amy Jo Gottfurcht have voting and dispositive power over the registrable securities held by this selling securityholder.

8)	Forest Investment Management LLC has sole voting and dispositive power over the registrable securities held by this selling securityholder. Forest Investment Management LLC is wholly owned by Forest Partners II LP. Michael A. Boyd Inc. is the General Partner of Forest Partners II LP, and Michael A. Boyd is the sole owner of Michael A. Boyd Inc.

9)	Nick Calamos has sole voting and dispositive power over the registrable securities held by this selling securityholder.

10)	Descartes Capital LLC, the Investment Advisor to this selling securityholder, has sole voting and dispositive power over the registrable securities held by this selling securityholder.

11)	Oaktree Capital Management LLC is the investment manager of the selling securityholder with respect to the registrable securities held by this selling securityholder. It does not own any equity interest in the selling securityholder but has voting and dispositive power over the registrable securities. Lawrence Keele is a principal of Oaktree Capital Management LLC and is the portfolio manager for the selling securityholder. Mr. Keele, Oaktree Capital Management LLC and all employees and members of Oaktree Capital Management LLC disclaim beneficial ownership of the registrable securities, except for their pecuniary interest therein.

12)	John Gottfurcht, George Douglas and Amy Jo Gottfurcht have voting and dispositive power over the registrable securities held by this selling securityholder.

13)	Nick Calamos has sole voting and dispositive power over the registrable securities held by this selling securityholder.

14)	Christian Menestrier, the chief executive officer of CooperNeff Advisors, Inc., has sole voting and dispositive power over the registrable securities held by this selling securityholder.

15)	Oaktree Capital Management LLC is the investment manager of the selling securityholder with respect to the registrable securities held by this selling securityholder. It does not own any equity interest in the selling securityholder but has voting and dispositive power over the registrable securities. Lawrence Keele is a principal of Oaktree Capital Management LLC and is the portfolio manager for the selling securityholder. Mr. Keele, Oaktree Capital Management LLC and all employees and members of Oaktree Capital Management LLC disclaim beneficial ownership of the registrable securities, except for their pecuniary interest therein.

16)	Oaktree Capital Management LLC is the investment manager of the selling securityholder with respect to the registrable securities held by this selling securityholder. It does not own any equity interest in the selling securityholder but has voting and dispositive power over the registrable securities. Lawrence Keele is a principal of Oaktree Capital Management LLC and is the portfolio manager for the selling securityholder. Mr. Keele, Oaktree Capital Management LLC and all employees and members of Oaktree Capital Management LLC disclaim beneficial ownership of the registrable securities, except for their pecuniary interest therein.

17)	Descartes Capital LLC, the Investment Advisor to this selling securityholder, has sole voting and dispositive power over the registrable securities held by this selling securityholder.

18)	Descartes Capital LLC, the General Partner of this selling securityholder, has sole voting and dispositive power over the registrable securities held by this selling securityholder.

19)	Oaktree Capital Management LLC is the investment manager of the selling securityholder with respect to the registrable securities held by this selling securityholder. It does not own any equity interest in the selling securityholder but has voting and dispositive power over the registrable securities. Lawrence Keele is a principal of Oaktree Capital Management LLC and is the portfolio manager for the selling securityholder. Mr. Keele, Oaktree Capital Management LLC and all employees and members of Oaktree Capital Management LLC disclaim beneficial ownership of the registrable securities, except for their pecuniary interest therein.

20)	Forest Investment Management LLC has sole voting and dispositive power over the registrable securities held by this selling securityholder. Forest Investment Management LLC is wholly owned by Forest Partners II LP. Michael A. Boyd Inc. is the General Partner of Forest Partners II LP, and Michael A. Boyd is the sole owner of Michael A. Boyd Inc.

21)	Forest Investment Management LLC has sole voting and dispositive power over the registrable securities held by this selling securityholder. Forest Investment Management LLC is wholly owned by Forest Partners II LP. Michael A. Boyd Inc. is the General Partner of Forest Partners II LP, and Michael A. Boyd is the sole owner of Michael A. Boyd Inc.

22)	Forest Investment Management LLC has sole voting and dispositive power over the registrable securities held by this selling securityholder. Forest Investment Management LLC is wholly owned by Forest Partners II LP. Michael A. Boyd Inc. is the General Partner of Forest Partners II LP, and Michael A. Boyd is the sole owner of Michael A. Boyd Inc.

23)	FrontPoint Convertible Arbitrage Fund GP, LLC is the general partner of FrontPoint Convertible Arbitrage Fund, L.P. FrontPoint Partners LLC is the managing member of FrontPoint Convertible Arbitrage Fund GP, LLC and as such, has voting and dispositive power over the securities held by this selling securityholder. Philip Duff, W. Gillespie Caffray and Paul Ghaffari are members of the board of managers of FrontPoint Partners LLC and are the sole members of its management committee. Mr. Duff, Mr. Caffray and Mr. Ghaffari and FrontPoint Partners LLC and FrontPoint Convertible Arbitrage Fund GP, LLC each disclaim beneficial ownership of the securities held by this selling securityholder except for their pecuniary interest therein.

24)	Bradford Whitmore and Michael Brailov have voting and dispositive power over the registrable securities held by this selling securityholder.

25)	Forest Investment Management LLC has sole voting and dispositive power over the registrable securities held by this selling securityholder. Forest Investment Management LLC is wholly owned by Forest Partners II LP. Michael A. Boyd Inc. is the General

Partner of Forest Partners II LP, and Michael A. Boyd is the sole owner of Michael A. Boyd Inc.

26)	Forest Investment Management LLC has sole voting and dispositive power over the registrable securities held by this selling securityholder. Forest Investment Management LLC is wholly owned by Forest Partners II LP. Michael A. Boyd Inc. is the General Partner of Forest Partners II LP, and Michael A. Boyd is the sole owner of Michael A. Boyd Inc.

27)	John Gottfurcht, George Douglas and Amy Jo Gottfurcht have voting and dispositive power over the registrable securities held by this selling securityholder.

28)	Anu Sahai has sole voting and dispositive power over the registrable securities held by this selling securityholder.

29)	Anu Sahai has sole voting and dispositive power over the registrable securities held by this selling securityholder.

30)	John Gottfurcht, George Douglas and Amy Jo Gottfurcht have voting and dispositive power over the registrable securities held by this selling securityholder.

31)	Oaktree Capital Management LLC is the investment manager of the selling securityholder with respect to the registrable securities held by this selling securityholder. It does not own any equity interest in the selling securityholder but has voting and dispositive power over the registrable securities. Lawrence Keele is a principal of Oaktree Capital Management LLC and is the portfolio manager for the selling securityholder. Mr. Keele, Oaktree Capital Management LLC and all employees and members of Oaktree Capital Management LLC disclaim beneficial ownership of the registrable securities, except for their pecuniary interest therein.

32)	Oaktree Capital Management LLC is the investment manager of the selling securityholder with respect to the registrable securities held by this selling securityholder. It does not own any equity interest in the selling securityholder but has voting and dispositive power over the registrable securities. Lawrence Keele is a principal of Oaktree Capital Management LLC and is the portfolio manager for the selling securityholder. Mr. Keele, Oaktree Capital Management LLC and all employees and members of Oaktree Capital Management LLC disclaim beneficial ownership of the registrable securities, except for their pecuniary interest therein.

33)	Oaktree Capital Management LLC is the investment manager of the selling securityholder with respect to the registrable securities held by this selling securityholder. It does not own any equity interest in the selling securityholder but has voting and dispositive power over the registrable securities. Lawrence Keele is a principal of Oaktree Capital Management LLC and is the portfolio manager for the selling securityholder. Mr. Keele, Oaktree Capital Management LLC and all employees and members of Oaktree Capital Management LLC disclaim beneficial ownership of the registrable securities, except for their pecuniary interest therein.

34)	JP Morgan Securities Inc. acted as joint book runner for Henry Schein, Inc., in connection with the original sale of the notes pursuant to Rule 144A under the Securities Act.

35)	Forest Investment Management LP has sole voting power and shared investment control over the registrable securities held by this selling securityholder. Forest Investment Management LP is wholly owned by Forest Partners II. Michael A. Boyd Inc. is the sole General Partner of Forest Partners II. and Michael A. Boyd is the sole owner of Michael A. Body, Inc.

36)	Lehman Brothers Inc. acted as joint book runner for Henry Schein, Inc., in connection with the original sale of the notes pursuant to Rule 144A under the Securities Act.

37)	Christian Menestrier, the chief executive officer of CooperNeff Advisors, Inc., has sole voting and dispositive power over the registrable securities held by this selling securityholder.

38)	Forest Investment Management LLC has sole voting and dispositive power over the registrable securities held by this selling securityholder. Forest Investment Management LLC is wholly owned by Forest Partners II LP. Michael A. Boyd Inc. is the General Partner of Forest Partners II LP, and Michael A. Boyd is the sole owner of Michael A. Boyd Inc.

39)	Oaktree Capital Management LLC is the investment manager of the selling securityholder with respect to the registrable securities held by this selling securityholder. It does not own any equity interest in the selling securityholder but has voting and dispositive power over the registrable securities. Lawrence Keele is a principal of Oaktree Capital Management LLC and is the portfolio manager for the selling securityholder. Mr. Keele, Oaktree Capital Management LLC and all employees and members of Oaktree Capital Management LLC disclaim beneficial ownership of the registrable securities, except for their pecuniary interest therein.

40)	Oaktree Capital Management LLC is the investment manager of the selling securityholder with respect to the registrable securities held by this selling securityholder. It does not own any equity interest in the selling securityholder but has voting and dispositive power over the registrable securities. Lawrence Keele is a principal of Oaktree Capital Management LLC and is the portfolio manager for the selling securityholder. Mr. Keele, Oaktree Capital Management LLC and all employees and members of Oaktree Capital Management LLC disclaim beneficial ownership of the registrable securities, except for their pecuniary interest therein.

41)	Oaktree Capital Management LLC is the investment manager of the selling securityholder with respect to the registrable securities held by this selling securityholder.

It does not own any equity interest in the selling securityholder but has voting and dispositive power over the registrable securities. Lawrence Keele is a principal of Oaktree Capital Management LLC and is the portfolio manager for the selling securityholder. Mr. Keele, Oaktree Capital Management LLC and all employees and members of Oaktree Capital Management LLC disclaim beneficial ownership of the registrable securities, except for their pecuniary interest therein.

42)	Oaktree Capital Management LLC is the investment manager of the selling securityholder with respect to the registrable securities held by this selling securityholder. It does not own any equity interest in the selling securityholder but has voting and dispositive power over the registrable securities. Lawrence Keele is a principal of Oaktree Capital Management LLC and is the portfolio manager for the selling securityholder. Mr. Keele, Oaktree Capital Management LLC and all employees and members of Oaktree Capital Management LLC disclaim beneficial ownership of the registrable securities, except for their pecuniary interest therein.

43)	Oaktree Capital Management LLC is the investment manager of the selling securityholder with respect to the registrable securities held by this selling securityholder. It does not own any equity interest in the selling securityholder but has voting and dispositive power over the registrable securities. Lawrence Keele is a principal of Oaktree Capital Management LLC and is the portfolio manager for the selling securityholder. Mr. Keele, Oaktree Capital Management LLC and all employees and members of Oaktree Capital Management LLC disclaim beneficial ownership of the registrable securities, except for their pecuniary interest therein.

44)	Gregory R. Levinson has sole voting and dispositive power over the registrable securities held by this selling securityholder.

45)	Oaktree Capital Management LLC is the investment manager of the selling securityholder with respect to the registrable securities held by this selling securityholder. It does not own any equity interest in the selling securityholder but has voting and dispositive power over the registrable securities. Lawrence Keele is a principal of Oaktree Capital Management LLC and is the portfolio manager for the selling securityholder. Mr. Keele, Oaktree Capital Management LLC and all employees and members of Oaktree Capital Management LLC disclaim beneficial ownership of the registrable securities, except for their pecuniary interest therein.

46)	Pursuant to investment agreements, each of S.A.C. Capital Advisors, LLC, and S.A.C. Capital Management, LLC, share all investment and voting power with respect to the registrable securities held by S.A.C. Arbitrage Fund, LLC. Steven A. Cohen controls both S.A.C. Capital Advisors, LLC, and S.A.C. Capital Management, LLC. Each of S.A.C. Capital Advisors, LLC, S.A.C. Capital Management, LLC, and Mr. Cohen disclaim beneficial ownership of any of the registrable securities.

47)	John Gottfurcht, George Douglas and Amy Jo Gottfurcht have voting and dispositive power over the registrable securities held by this selling securityholder.

48)	John Gottfurcht, George Douglas and Amy Jo Gottfurcht have voting and dispositive power over the registrable securities held by this selling securityholder.

49)	Christian Menestrier, the chief executive officer of CooperNeff Advisors, Inc., has sole voting and dispositive power over the registrable securities held by this selling securityholder.

50)	John Gottfurcht, George Douglas and Amy Jo Gottfurcht have voting and dispositive power over the registrable securities held by this selling securityholder.

51)	Forest Investment Management LLC has sole voting and dispositive power over the registrable securities held by this selling securityholder. Forest Investment Management LLC is wholly owned by Forest Partners II LP. Michael A. Boyd Inc. is the General Partner of Forest Partners II LP, and Michael A. Boyd is the sole owner of Michael A. Boyd Inc.

52)	Oaktree Capital Management LLC is the investment manager of the selling securityholder with respect to the registrable securities held by this selling securityholder. It does not own any equity interest in the selling securityholder but has voting and dispositive power over the registrable securities. Lawrence Keele is a principal of Oaktree Capital Management LLC and is the portfolio manager for the selling securityholder. Mr. Keele, Oaktree Capital Management LLC and all employees and members of Oaktree Capital Management LLC disclaim beneficial ownership of the registrable securities, except for their pecuniary interest therein.

53)	CooperNeff Advisors, Inc. has sole investment control and shared voting power over the registrable securities held by this selling securityholder. Christian Menestrier is the chief executive officer of CooperNeff Advisors, Inc.

54)	S. Donald Sussman has sole voting and dispositive power over the registrable securities held by this selling securityholder.

55)	SuttonBrook Capital Management LP, a registered investment advisor, has sole voting and dispositive power over the registrable securities held by this selling securityholder.

56)	John Gottfurcht, George Douglas and Amy Jo Gottfurcht have voting and dispositive power over the registrable securities held by this selling securityholder.

57)	John Gottfurcht, George Douglas and Amy Jo Gottfurcht have voting and dispositive power over the registrable securities held by this selling securityholder.

58)	John Gottfurcht, George Douglas and Amy Jo Gottfurcht have voting and dispositive power over the registrable securities held by this selling securityholder.

59)	John Gottfurcht, George Douglas and Amy Jo Gottfurcht have voting and dispositive power over the registrable securities held by this selling securityholder.

60)	Dominic Lynch has sole voting and dispositive power over the registrable securities held by this selling securityholder.

61)	John Gottfurcht, George Douglas and Amy Jo Gottfurcht have voting and dispositive power over the registrable securities held by this selling securityholder.

62)	John Succo, Shad Stastney and Sky Lucas have voting and dispositive power over the registrable securities held by this selling securityholder.

63)	Forest Investment Management LLC has sole voting and dispositive power over the registrable securities held by this selling securityholder. Forest Investment Management LLC is wholly owned by Forest Partners II LP. Michael A. Boyd Inc. is the General Partner of Forest Partners II LP, and Michael A. Boyd is the sole owner of Michael A. Boyd Inc.

64)	Argent International Management Company, LLC, Nathanial Brown and Robert Richardson have voting and dispositive power over the registrable securities held by this selling securityholder.

65)	Forest Investment Management LLC has sole voting and dispositive power over the registrable securities held by this selling securityholder. Forest Investment Management LLC is wholly owned by Forest Partners II LP. Michael A. Boyd Inc. is the General Partner of Forest Partners II LP, and Michael A. Boyd is the sole owner of Michael A. Boyd Inc.

PLAN OF DISTRIBUTION

     The selling securityholders and their successors, which includes their transferees, distributees, pledgees or donees or their successors, may sell the notes and the underlying common stock directly to purchasers or through underwriters, broker-dealers or agents. Underwriters, broker-dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

     The notes and the underlying common stock may be sold in one or more transactions :

•	at fixed prices;

•	at prevailing market prices at the time of sale;

•	at prices related to such prevailing market prices;

•	at varying prices determined at the time of sale; or

•	at negotiated prices.

     Such sales may be effected in transactions in the following manner (which may involve crosses or block transactions):

•	on any national securities exchange or quotation service on which the notes or the common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise; or

•	through the settlement of short sales.

     Selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions which may in turn engage in short sales of the notes or the underlying common stock and deliver these securities to close out such short positions, or lend or pledge the notes or the common stock into which the notes are convertible to broker-dealers that in turn may sell these securities.

     From time to time, one or more of the selling securityholders may distribute, devise, gift, pledge, hypothecate or grant a security interest in some or all of the securities owned by them. Any such distributees, devisees or donees will be deemed to be selling securityholders. Any such pledges, secured parties or persons to whom the securities have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling securityholders.

     The aggregate proceeds to the selling securityholders from the sale of the notes or underlying common stock will be the purchase price of the notes or common stock less any discounts and commissions. A selling securityholder reserves the right to accept and, together with their agents, to reject, any proposed purchase of notes or common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

     Our underlying common stock is quoted on the Nasdaq National Market. We do not intend to list the notes for trading on any national securities exchange or on the Nasdaq National Market. We cannot guarantee that any trading market will develop for the notes.

     The notes and underlying common stock may be sold in some states only through registered or licensed brokers or dealers. The selling securityholders and any underwriters, broker-dealers or agents that participate in the sale of the notes and common stock into which the notes are convertible may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling securityholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling securityholders have acknowledged that they understand their obligations to comply, and have agreed to comply, with the prospectus delivery requirements and other provisions of the Securities Act and the Exchange Act, and the respective rules thereunder, particularly Regulation M thereunder, in connection with any offering of the securities offered hereby.

     In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. A selling securityholder may not sell any notes or common stock described herein and may not transfer, devise or gift such securities by other means not described in this prospectus.

     If required, the specific notes or common stock to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

     Pursuant to the registration rights agreement filed as an exhibit to the registration statement of which this prospectus is a part, we and the selling securityholders will be indemnified by each other against certain liabilities, including certain liabilities under the Securities Act or will be entitled to contribution in connection with these liabilities.

     We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and underlying common stock to the public other than applicable transfer taxes and commissions, fees and discounts of underwriters, brokers, dealers and agents.

DESCRIPTION OF THE NOTES

     Henry Schein, Inc. issued the notes under the indenture dated as of August 9, 2004, between Henry Schein, Inc. and The Bank of New York, as trustee. The terms of the notes include those provided in the indenture, the notes and those provided in the registration rights agreement dated as of August 9, 2004, between Henry Schein, Inc. and the initial purchasers of the notes.

     The following description is only a summary of the material provisions of the notes, the indenture and the registration rights agreement. We urge you to read these documents in their entirety because they, and not this description, define your rights as holders of the notes. You may request copies of these documents at our address set forth below under “Where You Can Find More Information.”

     When we refer to “Henry Schein” in this “Description of the Notes,” we refer only to Henry Schein, Inc., a Delaware corporation, and not its subsidiaries.

Brief Description of the Notes

     The notes:

•	are limited to $240 million aggregate principal amount;

•	bear interest at a rate of 3.00% per year, payable on February 15 and August 15 of each year beginning on February 15, 2005;

•	bear contingent interest during any six-month interest period beginning August 20, 2010 if the average trading price of the notes is above the levels described below under “Contingent Interest;”

•	are general senior unsecured obligations of Henry Schein, and, as unsecured indebtedness of Henry Schein, are effectively subordinated to all secured indebtedness of Henry Schein and all indebtedness and liabilities of Henry Schein’s subsidiaries;

•	are convertible into our common stock as described below under “Conversion Rights;”

•	the conversion rate and the conversion price are subject to adjustments as described under “— Conversion Rights — Conversion Rate Adjustments;”

•	upon conversion, we will satisfy our conversion obligation with respect to the principal amount of the notes to be converted in cash with any remaining amount to be satisfied in shares of our common stock, as described under “Payment Upon Conversion — Cash Payment of Principal Upon Conversion;”

•	if you convert your notes in connection with a fundamental change, under certain circumstances, you will also receive accrued and unpaid interest to the conversion date, plus a make whole premium, which will be an amount determined as set forth under “Determination of the Make Whole Premium” and which will be payable in the same form of consideration into which our common stock has been exchanged or converted;

•	are redeemable at our option beginning on August 20, 2010 at a redemption price equal to 100% of the aggregate principal amount of the notes, plus accrued and unpaid interest to the redemption date, as set forth under “Optional Redemption by Henry Schein;”

•	are subject to repurchase by us, at your option, on August 15, 2010, August 15, 2014, August 15, 2019, August 15, 2024 and August 15, 2029 at a repurchase price equal to 100% of the aggregate principal amount of the notes plus accrued and unpaid interest to the repurchase date, as set forth under “Repurchase of Notes at the Option of the Holder — Optional Put;”

•	are subject to repurchase by us, at your option, if a fundamental change occurs, at a repurchase price equal to 100% of the aggregate principal amount of the notes plus accrued and unpaid interest to the repurchase date, plus, under certain circumstances, a make whole premium, which will be in an amount determined as set forth under “Determination of the Make Whole Premium” and which will be payable in the same form of consideration into which our common stock has been exchanged or converted, as set forth under “— Repurchase at the Option of the Holder — Fundamental Change Put,” and

•	are due on August 15, 2034, unless earlier converted, redeemed by us at our option or repurchased by us at your option.

     Under the indenture, we agreed, and by acceptance of a beneficial interest in the notes, each beneficial owner of notes is deemed to have agreed, among other things, for United States federal income tax purposes, to treat the notes as indebtedness that is subject to the regulations governing contingent payment debt instruments. For purposes of those regulations, holders will be required to treat the fair market value of any stock received upon any conversion or repurchase of the notes as a contingent payment and will recognize ordinary income, if any, upon a sale, exchange, conversion or redemption of the notes at a gain. Although the discussion herein assumes that this treatment is correct, the characterization of instruments such as the notes and the application of those regulations are uncertain in several respects. See “Certain U.S. Federal Income Tax Considerations.”

     The indenture does not contain any financial covenants and does not restrict us from paying dividends, incurring additional indebtedness or issuing or repurchasing our other securities. The indenture also does not protect holders in the event of a highly leveraged transaction or a fundamental change of Henry Schein except to the extent described below under “Repurchase at the Option of the Holder — Fundamental Change Put.”

     No sinking fund is provided for the notes. The notes are not subject to legal or covenant defeasance.

     The notes will be issued only in registered form, in minimum denominations of $1,000 and in integral multiples of $1,000 above that amount. The notes will initially be represented by one or more global notes, deposited with the trustee as custodian for DTC, and registered in the name of Cede & Co., DTC’s nominee. If certificated notes are issued, you may present them for conversion, registration of transfer or exchange at our office or agency in New York City, which initially will be an office of the trustee in New York City.

     You may not sell or otherwise transfer the notes and the common stock issuable upon conversion of the notes except in compliance with the provisions set forth below under “Notice to Investors.”

     For information regarding conversion, registration of transfer and exchange of notes represented by global securities, see “Form, Denomination and Registration.”

Interest

     The notes bear interest from August 9, 2004 at the rate of 3.00% per year. We will pay interest on the notes semi-annually on February 15 and August 15 of each year to the holders of record at the close of business on the preceding February 1 and August 1, respectively, beginning February 15, 2005. There are two exceptions to the preceding sentence:

•	In general, we will not pay accrued and unpaid interest on any note that is converted into our common stock. See “— Conversion Rights.” If a holder of notes converts its notes after a record date for an interest payment but prior to the corresponding interest payment date, it will receive interest accrued and paid on these notes on the interest payment date, notwithstanding the conversion of these notes prior to such interest payment date, because that holder will have been the holder of record on the corresponding record date. But, at the time such holder surrenders those notes for conversion, it will be required to remit to us an amount equal to the interest that will be paid on the interest payment date. The preceding sentence does not apply to a holder which has delivered a notice of conversion to us or which converts, after a record date for an interest payment date but prior to the corresponding interest payment date, notes that we call for redemption prior to such conversion on a redemption date that is on or prior to the third business day after such interest payment date.

•	We will pay interest to a person other than the holder of record on the record date if we redeem, or holders elect to require us to repurchase, the notes on a date that is after the record date and on or prior to the corresponding interest payment date. In this instance, we will pay accrued and unpaid interest on the notes being redeemed to, but excluding, the redemption date to the same person to whom we will pay the principal of those notes.

Contingent Interest

     We will pay contingent interest to the holders of notes during any six-month period commencing on August 20, 2010, if the average trading price (as defined below under “Conversion Rights — Conversion Upon Satisfaction of Market Price Conditions”) of the notes for the five consecutive trading days ending on the second trading day immediately preceding the first day of the applicable six-month period equals or exceeds 120% of the principal amount of the notes.

     The rate of contingent interest payable in respect of any six-month period will equal 0.25% of the average trading price of the notes over the measuring period triggering the contingent interest payment.

     The six-month periods for which contingent interest may be payable are from (and including) February 15 to (but excluding) August 15, and from (and including) August 15 to (but excluding) February 15; provided that the first six month period, if contingent interest is due, will commence on August 20, 2010. We will pay contingent interest, if any, on the notes on February 15 and August 15 of each year to the holders of record at the close of business on the preceding February 1 and August 1, respectively.

     Upon determination that note holders will be entitled to receive contingent interest which may become payable during a relevant six-month period, on or prior to the start of such six-month period, we will issue a press release and publish such information on our website.

Interest and Principal Payments Generally

     Except as provided below, we will pay interest, contingent interest, additional interest and default rate interest, which we refer to herein collectivity as “interest”, on:

•	notes represented by a global security to DTC by wire transfer in immediately available funds;

•	definitive notes having an aggregate principal amount of $5,000,000 or less by check mailed to the holders of these notes; and

•	definitive notes having an aggregate principal amount of more than $5,000,000 by wire transfer in immediately available funds at the election of the holders of these notes.

     At maturity, we will pay interest on the definitive notes at our office or agency in New York City, which initially will be the office or agency of the trustee in New York City.

     We will pay principal on:

•	notes represented by a global security to DTC in immediately available funds; and

•	definitive notes at our office or agency in New York City, which initially will be the office or agency of the trustee in New York City.

     Interest is computed on the basis of a 360-day year consisting of twelve 30-day months. If a payment date is not a business day, payment will be made on the next succeeding business day, and no additional interest will accrue in respect of such payment.

Conversion Rights

     Holders of notes may convert any outstanding notes (or portions of outstanding notes) at a conversion rate of 10.7898 shares per $1,000 principal amount of notes under the circumstances described below. The conversion rate is, however, subject to adjustment as described below.

     Upon conversion, we will satisfy our conversion obligation with respect to the principal amount of the notes to be converted in cash, with any remaining amount to be satisfied in shares of our common stock, as described under “Payment Upon Conversion — Cash Payment of Principal Upon Conversion.” A holder may convert only in denominations of $1,000 principal amount and whole multiples thereof.

     We will not issue fractional shares of our common stock upon conversion of notes. Instead, we will pay a cash adjustment based upon the closing price of our common stock on the trading day immediately preceding the conversion date.

     General

     Holders may surrender notes for conversion prior to stated maturity if any of the following conditions is satisfied:

•	during any fiscal quarter, if the closing price of our common stock for a period of at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter is more than 130% of the conversion price on that 30th trading day;

•	during the five business-day period following any 10 consecutive trading-day period in which the average of the trading prices of the notes, as determined following a request from a holder to make a determination, for that 10 trading-day period was less than 98% of the average conversion value for the notes during that period, subject to certain limitations described below;

•	if the notes have been called for redemption;

•	upon the occurrence of a fundamental change, as described below; or

•	upon the occurrence of specified corporate transactions discussed below.

     If you have exercised your right to require us to repurchase your notes as described below, you may convert the notes only if you withdraw your notice of exercise of repurchase and convert your notes prior to the close of business on the applicable repurchase date.

     Conversion Upon Satisfaction of Market Price Conditions

     A holder may surrender any of its notes for conversion into our common stock during any fiscal quarter if the closing price of our common stock, for at least 20 trading days in the 30 trading-day period ending on the last day of the preceding fiscal quarter, exceeds 130% of the conversion price per note on that 30th trading day.

     The “closing price” of our common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported on the Nasdaq National Market or, if our common stock is not traded on the Nasdaq National Market, on the principal securities exchange or inter-dealer quotation system on which our common stock is then traded. In the absence of such quotations, we are entitled to determine the sales price on the basis of these quotations as we consider applicable.

     The “conversion price” per note as of any day equals the quotient of the principal amount of a note, divided by the number of shares of common stock issuable upon conversion of the notes on that day. The conversion agent, which is The Bank of New York, will, on our behalf, determine daily if the notes are convertible as a result of the closing price of our common stock and notify us and the trustee.

     A holder also may surrender any of its notes for conversion into our common stock during the five business-day period following any 10 consecutive trading-day period in which the average of the trading prices for the notes for that 10 trading-day period was less than 98% of the average conversion value for the notes during that period; provided, however, that after August 15, 2029, if on the date of any conversion pursuant to this condition and the notes are not otherwise convertible, the closing sale price of our common stock is between the conversion price and 130% of the conversion price, the holder will receive cash equal to the principal amount of the notes being converted.

     Notwithstanding anything to the contrary herein, the conversion agent shall have no obligation to determine the trading price of the notes unless we have requested that it make such determination; and we have no obligation to make such request unless so requested by a holder. At such time as a written request is made by a holder, we shall instruct the conversion agent to determine the trading price per note beginning on the next trading day and on each successive trading day for 10 consecutive trading days until the trading price per note is greater than or equal to 98% of the average conversion value.

     “Conversion value” is equal to the product of the closing price for our common stock on a given day multiplied by the then current conversion rate, which is the number of shares of common stock into which each $1,000 principal amount note is then convertible. “Average conversion value” is equal to the sum of the conversion values for each trading day in the relevant period divided by the number of trading days in the period.

     The “trading price” of a note on any date of determination means the average of the secondary market bid quotations per note obtained by us or the conversion agent for $10 million aggregate principal amount of notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select, provided that if:

•	at least three such bids cannot reasonably be obtained by us or the conversion agent, but two such bids are obtained, then the average of the two bids shall be used, and

•	only one such bid can reasonably be obtained by us or the conversion agent, this one bid shall be used; and

•	either we or the conversion agent cannot reasonably obtain at least one bid for $10 million aggregate principal amount of the notes from a nationally recognized securities dealer, or in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the notes, then the trading price of the notes will equal less than 98% of (a) the then-applicable conversion rate of the notes multiplied by (b) the closing price of our common stock on such determination date, appropriately adjusted.

     The conversion agent will initially be The Bank of New York. We may change the conversion agent, but the conversion agent will not be our affiliate. The conversion agent will solicit bids from securities dealers that are believed by us to be willing to bid for the notes.

     Conversion Upon Notice of Redemption

     A holder may surrender for conversion any notes called for redemption at any time prior to the close of business on the day that is one business day prior to the redemption date, even if it is not otherwise convertible at such time. If a holder has already delivered a purchase notice or a fundamental change purchase notice with respect to a note, however, the holder may not surrender that note for conversion until the holder has withdrawn the notice in accordance with the indenture.

     Conversion Upon a Fundamental Change

     If a fundamental change (as defined under “Repurchase of Notes at the Option of the Holder — Fundamental Change Put”) occurs, a holder will have the right to convert notes at any time beginning 15 calendar days prior to the date announced by us as the anticipated effective date of the fundamental change and until and including the date which is 15 calendar days after the date that is the actual effective date of the fundamental change. If a holder converts notes in connection with a fundamental change, the holder will receive:

•	cash equal to the principal amount of the notes being converted with any remaining amount to be satisfied in shares of our common stock (if the notes are surrendered for conversion prior to the earlier of the actual effective date of the fundamental change and the record date for receiving distributions in connection with a fundamental change) or cash equal to the principal amount of the notes being converted with any remaining amount to be satisfied in the same form of consideration into which our common stock has been exchanged or converted (if notes are surrendered for conversion after such date; provided that, if such date is the record date, the holder will receive such consideration on the actual effective date);

•	under certain circumstances, a make whole premium, which will be in an amount determined as set forth under “— Determination of the Make Whole Premium” and which will be payable on the fundamental change repurchase date in the consideration in which our common stock has been exchanged or converted; and

•	if a holder is entitled to a make whole premium, accrued and unpaid interest to, but excluding, the conversion date.

     If a holder has submitted any or all of such holder’s notes for repurchase, such holder’s conversion rights on the notes so subject to repurchase will expire at the close of business on the business day preceding the repurchase date, unless we default in the payment of the repurchase price. If a holder has submitted any notes for repurchase, such notes may be converted only if the holder submits a withdrawal notice, and if the notes are evidenced by a global note, the holder must comply with appropriate DTC procedures.

     Conversion Upon Specified Corporate Transactions

     If:

•	we distribute to all holders of our common stock certain rights, exercisable for a period expiring within 60 days of the date of distribution, entitling them to purchase common stock at less than the current market price of our common stock (or securities convertible into our common stock) on the record date for such distribution, or

•	we distribute to all holders of our common stock our assets, debt securities or certain rights to purchase our securities, which distribution has a per share value exceeding 5% of the closing price of our common stock on the business day preceding the declaration date for such distribution, we must notify the holders of notes at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their notes for conversion at any time until the earlier of close of business on the business day prior to the ex-dividend date or our announcement that such distribution will not take place. No adjustment to the ability of a holder to convert will be made if the holder will otherwise participate in the distribution without conversion.

     In addition, if we are party to a consolidation, merger or binding share exchange pursuant to which our common stock would be converted into cash, securities or other property, a holder may surrender notes for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual effective date of such transaction. If we are a party to a consolidation, merger or binding share exchange pursuant to which our common stock is converted into cash, securities or other property, then at the effective time of the transaction, the right to convert a note into our common stock will be changed into a right to convert it into the kind and amount of cash, securities or other property which the holder would have received if the holder had converted its notes immediately prior to the transaction. If the transaction also constitutes a “fundamental change,” as defined below, the holder can require us to purchase all or a portion of its notes as described under “Repurchase of Notes at Option of Holders — Fundamental Change Put.”

     Conversion Procedures

     Except as set forth in the next paragraph, on conversion of a note, a holder will not receive any interest that has accrued on these notes since the prior interest payment date. By delivering to the holder the conversion value, together with a cash payment, if any, in lieu of fractional shares, we will satisfy our obligation with respect to the notes. That is, accrued but unpaid interest will be deemed to be paid in full rather than canceled, extinguished or forfeited.

     We will not pay accrued and unpaid interest on any note that is converted into our common stock, except under certain limited circumstances described below. If a holder of notes converts after a record date for an interest payment but prior to the corresponding interest payment date, it will receive on the interest payment date interest accrued and paid on such notes, notwithstanding the conversion of such notes prior to such interest payment date because such holder will have been the holder of record on the corresponding record date. However, at the time such holder surrenders such notes for conversion, it must pay us an amount equal to the interest that has accrued and will be paid on the interest payment date. The preceding sentence does not apply, however, to a holder that converts, after a record date for an interest payment but prior to the corresponding interest payment date, notes that are called by us for redemption prior to such conversion on a redemption date that is on or prior to the third business day after such interest payment date. Accordingly, if we redeem notes on a date after a record date for an interest payment but on or prior to the third business day after the corresponding interest payment date, and prior to the redemption date the holder of such notes chooses to convert such notes, the holder will not be required to pay us, at the time it surrenders such notes for conversion, the amount of interest on such notes it will receive on the interest payment date.

     You will not be required to pay any issue or transfer taxes or duties relating to the issuance or delivery of our common stock if you exercise your conversion rights, but you will be required to pay any issue or transfer taxes or duties which may be payable relating to any transfer involved in the issuance or delivery of common stock in a name other than yours. If you convert any note within two years after its original issuance, the common stock issuable upon conversion will not be issued or delivered in a name other than yours unless the applicable restrictions on transfer have been satisfied. See “Notice to Investors.” Certificates representing shares of our common stock will be issued or delivered only after all applicable issue and transfer taxes and duties, if any, payable by you have been paid.

     To convert interests in a note represented by a global security, you must deliver to The Depository Trust Company, or DTC, the appropriate instruction form for conversion pursuant to DTC’s conversion program. To convert a note represented by a definitive security, you must:

•	complete the conversion notice on the back of the notes (or a facsimile thereof);

•	deliver the completed conversion notice and the notes to be converted to the specified office of the conversion agent;

•	pay all funds required, if any, relating to interest on the notes to be converted to which you are not entitled; and

•	pay all issue and transfer taxes or duties, if any, as described in the preceding paragraph.

     The conversion date will be the date on which all of the foregoing requirements have been satisfied. The notes will be deemed to have been converted as of the close of business on the conversion date. Cash will be paid and a certificate for any shares of our common stock into which the notes are converted (and cash in lieu of any fractional shares) will be delivered as soon as practicable on or after the conversion date.

     The conversion agent, which will be initially The Bank of New York, will, on our behalf, determine if the notes are convertible as a result of the market price of our common stock on a daily basis, in the case of the right to convert upon satisfaction of market price conditions, and at the end of each quarter, in the case of the other bases upon which holders may convert their notes, in each case, notifying us and the trustee.

     Conversion Rate Adjustments

     We will adjust the initial conversion rate for certain events, including:

     (1) the issuance of shares of our common stock to holders of our common stock as a dividend or a distribution on our common stock, in which event the conversion rate will be adjusted by multiplying the conversion rate by a fraction:

•	the numerator of which is the sum of (a) the number of shares of our common stock outstanding at the close of business on the record date fixed for the dividend or distribution plus (b) the total number of shares constituting the dividend or distribution; and

•	the denominator of which is the number of shares of our common stock outstanding at the close of business on the record date fixed for the dividend or distribution;

     (2) subdivisions, splits and combinations of our common stock, in which event the conversion rate will be proportionately increased or reduced;

     (3) issuance by us of rights or warrants to all holders of our common stock entitling holders to subscribe for or purchase shares of our common stock (or securities convertible into our common stock) for less than (or having a conversion price per share less than) their current market price, in which event the conversion rate will be adjusted by multiplying the conversion rate by a fraction:

•	the numerator of which is the sum of (a) the number of shares of our common stock outstanding at the close of business on the record date fixed for the distribution plus (b) the total number of additional shares of our common stock offered for subscription or purchase (or into which the convertible securities so offered are convertible); and

•	the denominator of which is the sum of (a) the number of shares of our common stock outstanding at the close of business on the record date fixed for the distribution plus (b) the total number of shares of our common stock that the aggregate offering price of the total number of shares offered (or the aggregate offering price of the convertible securities so offered) for subscription or purchase would purchase at the current market price;

     (4) distributions to all holders of our common stock of our assets, debt securities, shares of our capital stock or rights or warrants to purchase our securities (excluding (A) any dividend, distribution or issuance covered by clause (1) or (3) above, (B) any dividend or distribution in connection with a reclassification, change, consolidation, statutory share exchange, merger, combination, sale or conveyance resulting in a change in the conversion consideration pursuant to the fifth succeeding paragraph, and (C) any dividend or distribution paid exclusively in cash), in which event the conversion rate will be adjusted by multiplying the conversion rate by a fraction:

•	the numerator of which is the current market price of a share of our common stock; and

•	the denominator of which is (a) the current market price of a share of our common stock minus (b) the fair market value, as determined by our board of directors, except as described in the following paragraph, of the portion of those assets, debt securities, shares of capital stock or rights or warrants so distributed applicable to one share of common stock.

     In the event that we make a distribution to all holders of our common stock consisting of capital stock of, or similar equity interests in, a subsidiary, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average of the closing sale prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-divided” trading commences for such dividend or distribution on the principal securities market on which the securities are then traded;

     (5) distributions by us consisting exclusively of cash to all holders of our common stock, in which event the conversion rate will be adjusted by multiplying the conversion rate by a fraction:

•	the numerator of which will be the current market price per share of our common stock; and

•	the denominator of which will be (a) the current market price per share of our common stock minus (b) the amount per share of such dividend or distribution; and

     (6) purchases of our common stock pursuant to a tender offer made by us or any of our subsidiaries to the extent that the same involves an aggregate consideration that, together with:

(A)	the aggregate of cash and the fair market value of any other consideration paid in any other tender offer by us or any of our subsidiaries for our common stock expiring within the 12 months preceding the expiration of such tender offer for which no adjustment has been made, plus

(B)	the aggregate amount of any all-cash distributions referred to in clause (5) above to all holders of our common stock within 12 months preceding the expiration of such tender offer for which no adjustments have been made, exceeds 5% of our market capitalization on the expiration of such tender offer, in which event the conversion rate will be adjusted by multiplying the conversion rate by a fraction:

•	the numerator of which will be the product of (a) the number of shares of our common stock outstanding (including any tendered shares) at the expiration of the tender offer and (b) the current market price of a share of our common stock at such expiration time; and

•	the denominator of which will be (a) the product of (X) the number of shares of our common stock outstanding (including any tendered shares) at the expiration of the tender offer and (Y) the current market price of our common stock at such expiration time minus (b) the amount by which such combined amounts exceeds 5% of our market capitalization.

     “Current market price” on any date means the average of the closing prices per share of common stock (as adjusted) for the 10 consecutive trading days prior to such date. Our “market capitalization”, on any date, means the product of the current market price of our common stock as of the last time tenders could have been made pursuant to such tender offer multiplied by the number of shares of our common stock outstanding on such date.

     If rights or warrants for which an adjustment to the conversion rate has been made expire unexercised, the conversion rate will be readjusted to take into account the actual number of such rights or warrants which were exercised.

     If we were to issue rights pursuant to a rights plan, if holders of notes exercising the right of conversion attaching thereto after the date the rights separate from the underlying common stock are not entitled to receive the rights that would otherwise be attributable (but for the date of conversion) to the shares of common stock received upon conversion, the conversion rate will be adjusted as though the rights were being distributed to holders of common stock on the date of such separation. If such an adjustment is made and the rights are later redeemed, invalidated or terminated, then a corresponding reversing adjustment will be made to the conversion rate on an equitable basis.

     We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate; provided that we will carry forward any adjustments that are less than 1% of the conversion rate, take such carried-forward adjustments into account in any subsequent adjustments, and make such carried forward adjustments, regardless of whether the aggregate adjustment is less than 1%, within one year of the first such adjustment carried forward or if we have called the notes for redemption.

     If we:

•	reclassify or change our common stock (other than changes in par value or resulting from a subdivision or combination); or

•	consolidate or combine with or merge into or are a party to a binding share exchange with any person or sell or convey to another person all or substantially all of our property and assets,

and the holders of our common stock receive (or the common stock is converted into) stock, other securities or other property or assets (including cash or any combination thereof) with respect to or in exchange for their common stock, then, the notes shall be converted into the kind and amount of shares of stock and other securities or property or assets that the holders of the notes would have been entitled to receive upon such reclassification, change, merger, consolidation, combination, sale, conveyance or share exchange. At the effective time of the transaction the holders of the notes may convert the notes into the consideration they would have received if they had converted their notes immediately prior to the reclassification, change, consolidation, combination, merger, sale or conveyance. We may not become a party to any such transaction unless its terms are consistent with the foregoing.

     In the event we elect to make a distribution described under (3) or (4) of the first paragraph of this subsection “— Conversion Rate Adjustments,” which, in the case of (4), has a per share value equal to more than 5% of the closing price of our shares of common stock on the business day immediately preceding the declaration date for the distribution, we will be required to give notice to the holders of notes at least 20 days prior to the ex-dividend date for the distribution and, upon the giving of notice, the notes may be surrendered for conversion at any time until the close of business on the business day prior to the ex-dividend date or until we announce that the distribution will not take place. No adjustment to the conversion rate or the ability of a holder of a note to convert will be made if the holder will otherwise participate in the distribution without conversion.

     In the case of any distribution described under (4) of the first paragraph of this subsection “— Conversion Rate Adjustments,” in which (1) the fair market value of such distribution applicable to one share of common stock equals or exceeds the average of the closing prices of the common stock over the 10 consecutive trading-day period immediately prior to the record date for such distribution or (2) the average of the closing prices of the common stock over the 10 consecutive trading-day period immediately prior to the record date for such distribution exceeds the fair market value of such distribution by less than $1.00, then, in each such case, rather than being entitled to an adjustment in the conversion rate, adequate provision shall be made so that each holder of a note shall have the right to receive upon conversion of a note, in addition to shares of our common stock, the kind and amount of such distribution such holder would have received if the holder had converted its notes immediately prior to the record date for determining the shareholders entitled to receive the distribution.

     If a taxable distribution to holders of our common stock or other transaction occurs which results in any adjustment of the conversion rate, you may in certain circumstances be deemed to have received a distribution subject to United States federal income tax as a dividend. In certain other circumstances, the absence of an adjustment may result in a taxable dividend to the holders of our common stock. See “Certain U.S. Federal Income Tax Considerations.”

     To the extent permitted by law, from time to time we may increase the conversion rate by any amount for any period of at least 20 days. In that case, we will give at least 15 days’ notice of the increase. We may also increase the conversion rate, as our board of directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. In no event will we take any action that would require adjustment to the conversion rate, nor will we adjust the conversion rate, if such conversion rate adjustment would require us to issue, upon conversion of the notes, a number of shares of our common stock that would require us to obtain prior shareholder approval under the rules and regulations of the Nasdaq National Market, and, if applicable, the rules of the exchange or quotation system on which our common stock is then traded without obtaining such prior shareholder approval.

Payment Upon Conversion

     We will satisfy in cash our conversion obligation with respect to the principal amount of the notes to be converted, with any remaining amount to be satisfied in shares of our common stock.

     The settlement amount will be computed as follows:

•	a cash amount equal to the lesser of (i) the aggregate principal amount of the notes to be converted and (ii) the applicable stock price (as defined below) multiplied by the conversion rate then in effect; and

•	if the product of the applicable stock price and the conversion rate then in effect exceeds the aggregate principal amount of the notes to be converted, a number of shares equal to (i) the aggregate principal amount of notes to be converted divided by 1,000 and multiplied by (ii) (a) the conversion rate then in effect minus (b) $1,000 divided by the applicable stock price.

     Settlement in cash and/or shares of our common stock will occur on the second trading day following the final trading day of the cash settlement average period (as defined below). Such day will be the 22nd trading day following our receipt of a holder’s conversion notice (if such holder does not retract such conversion notice and assuming the holder has satisfied all other conversion requirements), unless conversion is:

•	in connection with a redemption, in which case such day will be the redemption date; or

•	during the period beginning twenty-five trading days preceding the maturity date and ending one trading day preceding the maturity date, in which case such day will be the maturity date.

     The “applicable stock price” means, in respect of a conversion date, the average closing sale price of our common stock over the twenty trading-day period (the “cash settlement average period”);

•	beginning on the trading day following our receipt of a holder’s conversion notice; provided, however, that, as described below, if a holder submits its conversion notice during the period beginning twenty-five trading days preceding the maturity date and ending one trading day preceding the maturity date, the cash settlement averaging period will end on the second trading day preceding the maturity date;

•	ending on the second trading day preceding the redemption date, if we have called the notes for redemption; and

•	ending on the second trading day preceding the maturity date, with respect to conversion notices received during the period beginning twenty-five trading days preceding the maturity date and ending one trading day preceding the maturity date.

Optional Redemption by Henry Schein

     Prior to August 20, 2010, the notes will not be redeemable at our option. Beginning on August 20, 2010, we may redeem the notes for cash at a redemption price for a note equal to 100% of the aggregate principal amount thereof, as a whole at any time, or from time to time in part. We will give not less than 20 days nor more than 60 days notice of redemption by mail to holders of notes. Notes or portions of notes called for redemption will be convertible by the holder until the close of business on the business day prior to the redemption date. In addition to the amounts indicated above, the redemption price will include any accrued and unpaid interest.

     If we redeem less than all of the outstanding notes, the trustee shall select the notes to be redeemed on a pro rata basis if permitted by the procedures of DTC, or otherwise by lot, in principal amounts of $1,000 or integral multiples of $1,000. If a portion of a holder’s notes is selected for partial redemption and the holder converts a portion of the notes, the converted portion shall be deemed to be the portion selected for redemption.

     Any notice of redemption shall include, among other things:

•	a statement regarding your right to convert the notes; and

•	the date by which the notes called for redemption may be converted.

Repurchase of Notes at the Option of Holder

     Optional Put

     On August 15, 2010, August 15, 2014, August 15, 2019, August 15, 2024 and August 15, 2029, holders may require us to purchase any outstanding notes for which the holder has properly delivered and not withdrawn a written purchase notice at a price for a note equal to 100% of the aggregate principal amount thereof, as a whole or in part, subject to certain additional conditions. Holders may submit their notes for purchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to the purchase date until the close of business on the business day prior to the purchase date. The purchase price will also include any accrued and unpaid interest.

     We will be required to give notice on a date not less than 20 business days prior to each purchase date to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating the procedures that holders must follow to require us to purchase their notes as described below.

     The purchase notice given by each holder electing to require us to purchase notes shall be given so as to be received by the paying agent no later than the close of business on the third business day prior to the purchase date and must state:

•	the certificate numbers of the holder’s notes to be delivered for purchase;

•	the portion of the principal amount of notes to be purchased, which must be $1,000 or an integral multiple of $1,000; and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the indenture and the notes.

     A holder may withdraw any purchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the purchase date. The notice of withdrawal shall state:

•	the principal amount being withdrawn;

•	the certificate numbers of the holder’s notes being withdrawn; and

•	the principal amount, if any, of the notes that remains subject to the purchase notice.

     In connection with any purchase offer, we will:

•	comply with the provisions of Rule 13e-4, Rule l4e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

•	if necessary, file Schedule TO or any other required schedule or form under the Exchange Act.

     Our obligation to pay the purchase price for a note for which a purchase notice has been delivered and not validly withdrawn is conditioned upon the delivery of the notes, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. We will cause the purchase price for such notes to be paid in cash promptly following the later of the purchase date or the time of delivery of such notes.

     If the paying agent holds money or securities sufficient to pay the purchase price of the notes on the business day following the purchase date in accordance with the terms of the indenture, then, immediately after the purchase date, the notes will cease to be outstanding and interest on the notes will cease to accrue, whether or not the notes are delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the notes.

     Our ability to purchase notes may be limited by the terms of our then existing borrowing agreements, applicable law, as well as our ability to obtain funds for such purchase through dividends and other payments by our subsidiaries, which are subject to regulatory restrictions.

     We may not purchase any notes at the option of holders if an event of default with respect to the notes has occurred and is continuing, other than a default in the payment of the purchase price with respect to such notes.

     Fundamental Change Put

     If a fundamental change (as defined below) occurs at any time prior to the maturity of the notes, holders will have the right to require us to repurchase, at the repurchase price described below, all or part of the outstanding notes for which a written repurchase notice has been properly delivered and not withdrawn. Notes submitted for repurchase must be $1,000 in principal amount or whole multiples thereof.

     The repurchase price will equal 100% of the principal amount of the notes being repurchased, plus any accrued and unpaid interest to, but excluding, the repurchase date, payable in cash plus, under certain circumstances, a make whole premium payable in the same form of consideration into which our common stock has been exchanged or converted. However, if the repurchase date is after a record date and on or prior to the corresponding interest payment date, the interest will be paid on the repurchase date to the holder of record on the record date.

     The amount of the make whole premium will be determined as described under “Determination of the Make Whole Premium.”

     We may be unable to repurchase outstanding notes in cash upon a fundamental change. Our ability to repurchase notes with cash in the future may be limited by the terms of our then-existing borrowing agreements. In addition, the occurrence of a fundamental change could cause an event of default under the terms of our then-existing borrowing agreements. We cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price in cash.

     A “fundamental change” is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) in connection with which 50% or more of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration which is not at least 90% common stock that is:

•	listed on, or immediately after the transaction or event will be listed on, a United States national securities exchange; or

•	approved, or immediately after the transaction or event will be approved, for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices.

     On or before the 10th business day after the occurrence of a fundamental change, we will provide to all record holders at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law, the trustee and the paying agent, a written notice of the occurrence of the fundamental change and the resulting repurchase right. Such notice shall state, among other things, the event causing the fundamental change and the procedures holders must follow to require us to repurchase notes.

     The repurchase date will be a date specified by us in the notice of a fundamental change that is not less than 20 nor more than 35 business days after the date of the notice of a fundamental change.

     To exercise the fundamental change repurchase right, a holder must deliver, prior to the close of business on or prior to the business day preceding the repurchase date, a written notice to the paying agent of such holder’s exercise of its repurchase right (together with the notes to be repurchased, if certificated notes have been issued). The repurchase notice must state:

•	if a holder holds a beneficial interest in a global note, the repurchase notice must comply with appropriate DTC procedures; if a holder holds certificated notes, the note certificate numbers;

•	the portion of the principal amount of notes to be repurchased, which must be $1,000 or whole multiples thereof; and

•	that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the indenture.

     A holder may withdraw a repurchase notice at any time prior to the close of business on the business day preceding the repurchase date by delivering a written notice of withdrawal to the paying agent. If a repurchase notice is given and withdrawn during that period, we will not be obligated to repurchase the notes listed in the repurchase notice. The withdrawal notice must state:

•	if a holder holds a beneficial interest in a global note, the withdrawal notice must comply with appropriate DTC procedures; if a holder holds certificated notes, the certificate numbers of the withdrawn notes;

•	the principal amount of the withdrawn notes; and

•	the principal amount, if any, which remains subject to the repurchase notice.

     Payment of the repurchase price for a note for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the note, together with necessary endorsements, to the paying agent, as the case may be. Payment of the repurchase price for the note will be made promptly following the later of the repurchase date and the time of book-entry transfer or delivery of the note, as the case may be.

     If the paying agent holds on the repurchase date cash or shares of our common stock sufficient to pay the repurchase price of the notes that holders have elected to require us to repurchase, then, on the repurchase date:

•	the notes will cease to be outstanding and interest will cease to accrue, whether or not book-entry transfer of the notes has been made or the notes have been delivered to the paying agent, as the case may be; and

•	all other rights of the holders will terminate, other than the right to receive the repurchase price upon delivery or transfer of the notes.

     In connection with any repurchase, we will, to the extent applicable:

•	comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act that may be applicable at the time of the offer to repurchase the notes;

•	file a Schedule TO or any other schedule required in connection with any offer by us to repurchase the notes; and

•	comply with all other federal and state securities laws in connection with any offer by us repurchase the notes.

     This fundamental change repurchase right could discourage a potential acquirer of Henry Schein. However, this fundamental change repurchase feature is not the result of management’s knowledge of any specific effort to obtain control of us by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions.

     Our obligation to repurchase the notes upon a fundamental change would not necessarily afford holders protection in the event of a highly leveraged or other transaction involving us that may adversely affect holders. We also could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a fundamental change but would increase the amount of our (or our subsidiaries’) outstanding debt. The incurrence of significant amounts of additional debt could adversely affect our ability to service our then existing debt, including the notes.

Determination of the Make Whole Premium

     On or prior to August 20, 2010, upon the occurrence of a fundamental change, we will pay a make whole premium upon the repurchase of the notes, as described above under “— Repurchase of Notes at the Option of the Holder — Fundamental Change Put,” and upon the conversion of the notes, as described above under “— Conversion Rights — Conversion Upon a Fundamental Change.” If a holder converts outstanding notes, the holder will receive the make whole premium on the fundamental change repurchase date.

     The make whole premium will be equal to a percentage of the principal amount of the notes. The make whole premium will be in addition to, and not in substitution for, any cash, securities, or other assets otherwise due to holders of notes upon conversion or repurchase. The make whole premium will be determined by reference to the table below and is based on the date on the date on which the fundamental change becomes effective (the “effective date”) and the price paid per share of our common stock in the transaction constituting the fundamental change (the “stock price”). If holders of our common stock receive only cash in the transaction constituting the fundamental change, the stock price will equal the cash amount paid per share; in all other cases, the stock price will equal the average closing sale price of our common stock (as defined under “Conversion Rights — Conversion Upon Satisfaction of Market Price Conditions”) over the ten trading-day period ending on the trading day preceding the effective date.

     The following table sets forth the make whole premiums:

Make Whole Premium Upon Fundamental Change
(% of Principal Amount)

Effective Date	$65.73	$80.00	$94.00	$108.00	$122.00	$136.00	$150.00	$164.00
August 9, 2004	0.00	12.41	21.81	18.66	16.29	14.48	13.06	11.92
August 15, 2005	0.00	9.80	19.05	15.89	13.60	11.92	10.65	9.66
August 15, 2006	0.00	7.74	16.67	13.40	11.14	9.56	8.43	7.58
August 15, 2007	0.00	5.79	14.22	10.78	8.55	7.10	6.14	5.47
August 15, 2008	0.00	3.76	11.43	7.76	5.62	4.39	3.68	3.26
August 15, 2009	0.00	1.50	7.80	3.89	2.13	1.43	1.16	1.04
August 20, 2010	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

     The exact stock price and effective date may not be set forth on the table. In such event:

•	If the stock price is between two stock price amounts on the table or the effective date is between two dates on the table, the make whole premium will be determined by straight-line interpolation between make whole premium amounts set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365 day year.

•	If the stock price is in excess of $164.00 per share (subject to adjustment as described below), no make whole premium will be paid.

•	If the stock price is less than $65.73 (subject to adjustment as described below), no make whole premium will be paid.

     The stock prices set forth in the table will be adjusted as of any date on which the conversion rate of the notes is adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted.

     We will pay the make whole premium solely in the same form of consideration into which shares of our common stock have been exchanged or converted in connection with the transaction constituting the fundamental change. If holders of our common stock have the right to elect the form of consideration received in the transaction constituting the fundamental change, then for purposes of determining the form of consideration to be delivered in respect of the make whole premium, the consideration into which a share of our common stock has been exchanged or converted shall be deemed to equal the aggregate consideration distributed in respect of all shares of our common stock divided by the total number of shares of common stock participating in the distribution.

     For purposes of determining the value of the consideration to be delivered in respect of the make whole premium, the value will be calculated as follows:

•	securities that are traded on a United States national securities exchange or approved for quotation on the Nasdaq National Market or any similar system of automated dissemination of quotations of securities prices will be valued based on the average closing price or last sale price, as applicable, over the ten trading-day period ending on the trading day preceding the repurchase date;

•	other securities, assets or property (other than cash) will be valued based on 98% of the average of the fair market value of such securities, assets or property (other than cash) as determined by two independent nationally recognized investment banks selected by the trustee; and

•	100% of any cash.

     Because the market price of our common stock will be determined prior to the applicable repurchase date, holders will bear the market risk that the applicable securities will decline in value between the date the market price is calculated and the applicable repurchase date.

Events of Default

     Each of the following constitutes an event of default under the indenture:

•	default in the payment when due;

•	of the principal amount of notes;

•	of the redemption or purchase price of notes;

•	of the premium (including any make whole premium) on notes; or

•	of the conversion obligation following (i) any conversion as a result of the trading price of the notes being less than 98% of the conversion value of the notes, (ii) any call for redemption or (iii) fundamental change;

•	default in the payment when due of any interest, contingent interest or additional interest, in each case, when due and payable, and continuance of such default for a period of 30 days;

•	default in the performance of or breach of any other of our covenants or agreements in the indenture or under the notes (other than a default specified above) following notice of such default by the trustee or the holders of 25% or more in aggregate principal amount of the notes and such default or breach continues for a period of 60 consecutive days after receipt by Henry Schein of such notice;

•	a default under any indebtedness for money borrowed by us, any of our subsidiaries that is a “significant subsidiary” (within the meaning of Regulation S-X under the Exchange Act) or any group of two or more subsidiaries that, taken as a whole, would constitute a “significant subsidiary”, the aggregate outstanding principal amount of which is in an amount in excess of $25 million, for a period of 30 days after written notice to us by the trustee or to us and the trustee by holders of at least 25% in aggregate principal at maturity amount of the notes then outstanding, which default:

•	is caused by a failure to pay when due principal or interest on such indebtedness by the end of the applicable grace period, if any, unless such indebtedness is discharged; or

•	results in the acceleration of such indebtedness, unless such acceleration is waived, cured, rescinded or annulled; and

•	certain events of bankruptcy, insolvency, receivership or reorganization with respect to us or any substantial part of our property.

     If an event of default specified in the last bullet point above occurs and is continuing, then automatically the aggregate principal amount of the notes and any accrued and unpaid interest, contingent interest and additional interest through such date shall become immediately due and payable. If any other event of default shall occur and be continuing (the default not having been cured or waived as provided under “Modification and Waiver” below), the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding may declare the aggregate principal amount of the notes and any accrued and unpaid interest, contingent interest and additional interest through such date, due and payable. Upon any such acceleration the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of notes by appropriate judicial proceedings. Such declaration may be rescinded with the written consent of the holders of a majority in aggregate principal amount of the notes then outstanding upon the conditions provided in the indenture.

     We are required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture.

Modification and Waiver

     The indenture (including the terms and conditions of the notes) may be modified or amended by us and the trustee, without the consent of the holder of any notes, for the purposes of, among other things:

•	adding to our covenants for the benefit of the holders of notes;

•	surrendering any right or power conferred upon us;

•	providing for the assumption of our obligations to the holders of notes in the case of a permitted merger, consolidation, conveyance, sale, transfer or lease;

•	complying with the requirements of the SEC in connection with the registration of the notes under the Securities Act and the qualification of the indenture under the Trust Indenture Act, provided that such modification or amendment does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of notes in any material respect;

•	reducing the conversion price, provided that the reduction will not adversely affect the interests of the holders of the notes (after taking into account tax and other consequences of such reduction);

•	adding or modifying any provision of the indenture; provided that such addition or modification does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of notes;

•	adding guarantees with respect to the notes; and

•	curing any ambiguity or omission, or correcting or supplementing any defective provision or inconsistency contained in the indenture or the notes; provided that such modification or amendment does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of notes in any material respect.

     Modifications and amendments to the indenture or to the terms and conditions of the notes may also be made, and past defaults by us may be waived, with the written consent of the holders of at least a majority in aggregate principal amount of the notes at the time outstanding.

     However, no such modification, amendment or waiver may, without the written consent or the affirmative vote of the holder of each note so affected:

•	change the stated maturity of any notes;

•	reduce the principal amount, redemption price or purchase price (including fundamental change purchase price or make-whole redemption premium) on any notes;

•	change the currency of payment of such notes or interest thereon;

•	alter the manner of calculation or rate of accrual of interest (including contingent interest and additional interest) on any notes or extend the time of payment of any such amount;

•	except as otherwise permitted or contemplated by provisions concerning corporate reorganizations, adversely affect the repurchase option of holders or adversely affect the conversion rights of holders of the notes;

•	reduce the percentage in aggregate principal amount of notes outstanding necessary to modify or amend the indenture or to waive any past default; or

•	impair the right to institute suit for the enforcement of any payment with respect to, or conversion of, any notes.

Merger and Sales of Assets

     The indenture provides that Henry Schein may not consolidate with or merge into any other person or convey, transfer or lease its properties and assets substantially as an entirety to another person unless, among other things,

•	Henry Schein is the continuing corporation, or the resulting, surviving or transferee person is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

•	if Henry Schein is not the surviving corporation, such person assumes all obligations of Henry Schein under the notes and the indenture; and

•	Henry Schein or such successor is not then or immediately thereafter in default under the indenture.

     The occurrence of certain of the foregoing transactions could also constitute a fundamental change.

Governing Law

     The indenture and the notes are governed by, and construed in accordance with, the laws of the State of New York.

Registration Rights

     We entered into a registration rights agreement, dated as of August 9, 2004, with the initial purchasers of the notes for the benefit of the holders of the notes. Pursuant to that agreement, we agreed to, at our expense:

•	file with the SEC not later than 90 days after the date of original issuance of the notes, a registration statement on such form as we deem appropriate covering resales by holders of the notes and the common stock issuable upon conversion of the notes;

•	use our commercially reasonable best efforts to cause such registration statement to become effective as promptly as is practicable, but in no event later than 180 days after the date of original issuance of the notes; and

•	use our commercially reasonable best efforts to keep the registration statement effective until the earliest of:

     (1) two years after the last date of original issuance of any of the notes;

     (2) the date when the holders of the notes and the common stock issuable upon conversion of the notes are able to sell all such securities immediately without restrictions under Rule 144(k) under the Securities Act; or

     (3) the date when all of the notes and the common stock issuable upon conversion of the notes are registered under the shelf registration statement and disposed of in accordance with the shelf registration statement or cease to be outstanding.

     Not less than 20 business days prior to the effectiveness of this shelf registration statement, we mailed a notice of registration statement and selling securityholder election and questionnaire to each holder who purchased notes from the initial purchaser to obtain certain information regarding the holder for inclusion in this prospectus. We have named in this shelf registration statement, as a selling securityholder, each holder that has returned to us a completed and signed election and questionnaire within 10 business days of receipt thereof. Upon receipt of such a completed questionnaire from a holder following the effectiveness of the shelf registration statement, we will, within 30 business days, file such amendments to the shelf registration statement or supplements to a related prospectus as are necessary to permit such holder to be named as a selling securityholder in the prospectus; provided, however, that we will not be obligated to file (i) more than one such pre-effective amendment or supplement for all holders during one fiscal quarter and (ii) more than one post-effective amendment for all holders during one three-month period, and provided further, in all such cases involving supplements or amendments (whether pre-effective or post effective), we will only be obligated to make a filing when the principal amount of notes to be included in such amendment or supplement is more than $1 million.

     When we file the shelf registration statement, we will:

•	provide to each holder for whom the shelf registration statement was filed copies of the prospectus that is a part of the shelf registration statement;

•	notify each such holder when the shelf registration statement has become effective;

•	notify each such holder of the commencement of any suspension period; and

•	take certain other actions as are required to permit unrestricted resales of the notes and the common stock issuable upon conversion of the notes.

     Each holder who sells securities pursuant to the shelf registration statement generally will be:

•	required to be named as a selling holder in the related prospectus;

•	required to deliver a prospectus to the purchaser;

•	subject to certain of the civil liability provisions under the Securities Act in connection with the holder’s sales; and

•	bound by the provisions of the registration rights agreement that are applicable to the holder (including certain indemnification rights and obligations).

     Each holder must notify us not later than three business days prior to any proposed sale by that holder pursuant to the shelf registration statement. This notice will be effective for five business days. We may suspend the holder’s use of the prospectus for a period not to exceed 45 days in any 90-day period, and not to exceed an aggregate of 120 days in any 360-day period, if

•	the prospectus would, in our reasonable judgment, contain a material misstatement or omission as a result of an event that has occurred and is continuing; and

•	we reasonably determine that the disclosure of this material non-public information would have a material adverse effect on us and our subsidiaries taken as a whole.

     However, if the disclosure relates to a previously undisclosed proposed or pending material business transaction, the disclosure of which would impede our ability to consummate such transaction, we may extend the suspension period from 45 days to 60 days. Each holder, by its acceptance of a note, agrees to hold any communication by us in response to a notice of a proposed sale in confidence.

     Upon the initial sale of notes or common stock issued upon conversion of the notes, each selling holder will be required to deliver a notice of such sale, in substantially the form attached as an exhibit to the indenture, to the trustee and us. The notice will, among other things:

•	identify the sale as a transfer pursuant to the shelf registration statement;

•	certify that the prospectus delivery requirements, if any, of the Securities Act have been complied with; and

•	certify that the selling holder and the aggregate principal amount of notes or number of shares, as the case may be, owned by such holder are identified in the related prospectus in accordance with the applicable rules and regulations under the Securities Act.

     If,

•	the shelf registration statement has not been filed prior to or on the 90th day following the earliest date of original issuance of any of the notes; or

•	the shelf registration statement has not been declared effective prior to or on the 180th day following the earliest date of original issuance of any of the notes (the “effectiveness target date”); or

•	at any time after the effectiveness target date, the registration statement ceases to be effective or fails to be usable and (1) we do not cure the registration statement within five business days by a post-effective amendment or a report filed pursuant to the Exchange Act or (2) if applicable, we do not terminate the suspension period, described above, by the 45th or 60th day, as the case may be, or the suspension periods exceed an aggregate of 120 days in any 360-day period (each, a “registration default”), then additional interest will accrue on the notes, from and including the day following the registration default to but excluding the day on which the registration default has been cured. Additional interest will be paid semi-annually in arrears, in cash, on each February 15 and August 15, commencing on the first semi-annual payment due on the first interest payment date following the date on which such additional interest begins to accrue, and will accrue at a rate per year equal to:

•	0.25% of the applicable amount, as described below, of a note to and including the 90th day following such registration default; and

•	0.50% of the applicable amount of a note from and after the 91st day following such registration default.

     In no event will additional interest accrue at a rate per year exceeding 0.50%. The term “applicable amount” means, with respect to each $1,000 principal amount of the notes, the sum of the aggregate principal amount of the notes or, if no notes are then outstanding, such sum calculated as if such notes were then outstanding.

     If a shelf registration statement covering the resales of the notes and common stock into which the notes are convertible is not effective, the notes may not be sold or otherwise transferred except in accordance with the provisions set forth under “Notice to Investors.” In addition, holders should be aware of the following Interpretation A.65 of the July 1997 SEC Manual of Publicly Available Telephone Interpretations regarding short selling: “An issuer filed a Form S-3 registration statement for a secondary offering of common stock which is not yet effective. One of the selling shareholders wanted to do a short sale of common stock “against the box” and cover the short sale with registered shares after the effective date. The issuer was advised that the short sale could not be made before the registration statement becomes effective, because the shares underlying the short sale are deemed to be sold at the time such sale is made. There would, therefore, be a violation of Section 5 if the shares were effectively sold prior to the effective date.”

Information Concerning the Trustee

     The Bank of New York will serve as trustee, paying agent, conversion agent, registrar and custodian with regard to the notes. Continental Stock Transfer and Trust is the transfer agent and registrar for our common stock. The trustee or its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

Form, Denomination and Registration

     Denomination and Registration

     The notes are issued in fully registered form, without coupons, in denominations of $1,000 principal amount and whole multiples of $1,000.

     Global Notes: Book-Entry Form

     Except as provided below, the notes are evidenced by one global security deposited with the trustee as custodian for DTC, and registered in the name of Cede & Co. as DTC’s nominee.

     Record ownership of the notes represented by a global security may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee, except as set forth below. Owners of beneficial interests in the notes may hold their interests in the notes represented by a global security directly through DTC if such owner is a participant in DTC, or indirectly through organizations which are direct DTC participants if such owner is not a participant in DTC. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC’s rules and will be settled in same-day funds. Owners may also beneficially own interests in the notes represented by a global security held by DTC through certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly.

     So long as Cede & Co., as nominee of DTC, is the registered owner of the notes represented by a global security, Cede & Co. for all purposes will be considered the sole holder of the notes. Except as provided below, owners of beneficial interests in the notes represented by a global security:

•	will not be entitled to have certificates registered in their names;

•	will not receive or be entitled to receive physical delivery of certificates in definitive form; and

•	will not be considered holders of the notes represented by a global security.

     The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability of an owner of a beneficial interest in a note represented by a global security to transfer the beneficial interest in the notes represented by a global security to such persons may be limited.

     We will wire, through the facilities of the trustee, payments of principal, premium, if any, and interest payments on the notes represented by a global security to Cede & Co., the nominee of DTC, as the registered owner of the notes represented by a global security. None of Henry Schein, the trustee and any paying agent will have any responsibility or be liable for paying amounts due on the notes represented by a global security to owners of beneficial interests in the notes represented by a global security.

     It is DTC’s current practice, upon receipt of any payment of principal of and premium, if any, and interest on the notes represented by a global security, to credit participants’ accounts on the payment date in amounts proportionate to their respective beneficial interests in the notes represented by the global security, as shown on the records of DTC. Payments by DTC participants to owners of beneficial interests in notes represented by the global security held through DTC participants will be the responsibility of DTC participants, as is now the case with securities held for the accounts of customers registered in “street name.”

     If you would like to convert your notes into common stock pursuant to the terms of the notes, you should contact your broker or other direct or indirect DTC participant to obtain information on procedures, including proper forms and cut-off times, for submitting those requests.

     Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, your ability to pledge your interest in the notes represented by a global security to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate.

     Neither Henry Schein nor the trustee (nor any registrar, paying agent or conversion agent under the indenture) will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of the notes, including, without limitation, the presentation of the notes for conversion as described below, only at the direction of one or more direct DTC participants to whose account with DTC interests in the notes represented by a global security are credited and only for the principal amount of the notes for which directions have been given.

     DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations, such as the initial purchaser of the notes. Certain DTC participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

     Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the notes represented by a global security among DTC participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will cause notes to be issued in definitive form in exchange for the notes represented by a global security. None of Henry Schein, the trustee or any of their respective agents will have any responsibility for the performance by DTC, direct or indirect DTC participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in notes represented by a global security.

     According to DTC, the foregoing information with respect to DTC has been provided to its participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Discharge of the Indenture

     We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding notes or by depositing with the trustee, the paying agent or the conversion agent, if applicable, after the notes have become due and payable, whether at stated maturity, or any redemption date, or any purchase date, or upon conversion or otherwise, cash or shares of common stock (as applicable under the terms of the indenture) sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture by us.

Calculations in Respect of Notes

     We or our agents will be responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determination of the trading prices of the notes and the closing prices of our common stock and amounts of contingent interest and additional interest, if any, payable on the notes. We or our agents will make all these calculations in good faith and, absent manifest error, these calculations will be final and binding on holders of notes. We, or our agents, will provide a schedule of these calculations to the trustee, and the trustee is entitled to rely upon the accuracy of these calculations without independent verification.

Limitations of Claims in Bankruptcy

     If a bankruptcy proceeding is commenced in respect of Henry Schein, the claim of the holder of a note is, under Title 11 of the United States Code, limited to the aggregate principal amount of the notes. In addition, the holders of the notes are effectively subordinated to the indebtedness and other obligations of our subsidiaries.

DESCRIPTION OF CAPITAL STOCK

     The following summary does not purport to be complete and is subject to, and qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated by-laws, each as amended to date, which are incorporated herein by reference, and by the provisions of applicable law.

     Our authorized capital stock consists of 120,000,000 shares of common stock having a par value of $.01 per share and 1,000,000 shares of preferred stock having a par value of $.01 per share.

Common Stock

     As of December 25, 2004, there were 43,325,214 shares of our common stock issued and outstanding. As of November 3, 2004, an aggregate of 2,618,357 shares of common stock were available for issuance under the Henry Schein, Inc. 1994 Stock Incentive Plan, as amended, and 1996 Non-Employee Director Stock Incentive Plan, as amended. In addition, we have 750,000 shares available for issuance pursuant to our Henry Schein, Inc. 2004 Employee Stock Purchase Plan.

     All of our outstanding shares are fully paid and nonassessable. The holders of our common stock are entitled to one vote for each share held of record by them on all matters voted upon, and the stockholders may not cumulate votes. This means that the owners of a majority of our outstanding shares of common stock may elect all of our directors. Subject to the rights of holders of any future series of preferred stock which may be designated and issued, each outstanding share of our common stock is entitled to participate equally in any distribution of our net assets made to our stockholders in any liquidation, dissolution or winding up, and is entitled to participate equally in dividends as and when declared by our Board of Directors. There are no redemption, sinking fund, conversion or preemptive rights with respect to the shares of common stock. All shares of common stock have equal rights and preferences.

Preferred Stock

     The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future. At present, no shares of our preferred stock have been issued. We have no present plans to issue any shares of preferred stock.

     Our Board of Directors is authorized, subject to certain limitations prescribed by law, without further stockholder approval, to issue from time to time up to an aggregate of 1,000,000 shares of preferred stock in one or more series with such designations and such powers, preferences and rights, and such qualifications, limitations or restrictions (which may differ with respect to each series) as our Board of Directors may fix by resolution. Unless otherwise provided by board resolution, the consent of the holders of our common stock or any class or series of our preferred stock shall not be required for the issuance by our Board of Directors of any other series of preferred stock. No dividend may be declared on the outstanding shares of any series of our preferred stock unless a dividend is declared on all outstanding shares of our preferred stock of each other series entitled to cumulative dividends then outstanding which ranks senior to or equally as to dividends with the series in question.

     Accordingly, our Board of Directors, without stockholder approval, may issue shares of preferred stock with terms (including terms with respect to redemption, sinking fund, dividend, liquidation, preemptive, conversion and voting rights and preferences) that could adversely affect the voting power and other rights of holders of the common stock.

     Our undesignated shares of preferred stock may have the effect of discouraging an attempt, through the acquisition of a substantial number of shares of common stock, to acquire control of us with a view to affecting a merger, sale or exchange of assets or a similar transaction. For example, our Board of Directors could issue shares of preferred stock as a dividend to holders of our common stock or place such shares privately with purchasers who may side with our Board of Directors in opposing a takeover bid. The anti- takeover effects of our undesignated preferred stock may deny our stockholders the receipt of a premium on their shares and may also have a depressive effect on the market price of our common stock.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of the material U.S. federal income tax consequences, as of the date of this prospectus, of the purchase, ownership, and disposition of the notes and, where noted, the common stock into which the notes may be converted. Except where noted, this summary deals only with notes held as a capital asset by a holder who purchases the notes on original issue at its initial offering price, and it does not deal with special situations. For example, this summary does not address:

•	tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, traders in securities that elect to use the mark-to-market method of accounting for their securities, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities or insurance companies;

•	tax consequences to persons holding the notes as part of a hedging, constructive sale or conversion, straddle or other risk reducing transaction;

•	tax consequences to U.S. holders (as defined below) of the notes whose “functional currency” is not the U.S. dollar;

•	except where noted, the U.S. federal estate, gift or alternative minimum tax consequences, if any, to holders of the notes; or

•	any state, local or foreign tax consequences.

     If a partnership holds the notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the notes, you should consult your own tax advisors.

     The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, and regulations thereunder, published rulings and judicial decisions as of the date of this prospectus. Those authorities are subject to change, possibly retroactively.

     No statutory, administrative or judicial authority directly addresses the treatment of all aspects of the notes or instruments identical to the notes for U.S. federal income tax purposes. The Internal Revenue Service (“IRS”) has issued a revenue ruling with respect to instruments similar to the notes. This revenue ruling supports certain aspects of the tax treatment described below. No rulings have been sought or are expected to be sought from the IRS with respect to any of the U.S. federal income tax consequences discussed below. As a result, no assurance can be given that the IRS will agree with the tax characterizations and the tax consequences described below.

     If you are considering the purchase of the notes, you should consult your own tax advisors concerning the U.S. federal income tax consequences of purchasing, owning and disposing of the notes and/or our common stock in light of your particular circumstances and any consequences arising under the laws of any state, local or foreign taxing jurisdiction. You should also consult with your tax advisor concerning any possible enactment of legislation that would affect your investment in the notes in your particular circumstances.

Classification of the Notes

     Under the indenture governing the notes, we and each holder of the notes agree, for U.S. federal income tax purposes, to treat the notes as indebtedness that is subject to the “noncontingent bond method” for accruing interest as set forth in the applicable Treasury regulations governing contingent payment debt instruments (the “Contingent Debt Regulations”) in the manner described below. The remainder of this discussion assumes that the notes will be so treated and does not address any possible differing treatments of the notes. As noted above, the application of the Contingent Debt Regulations to instruments such as the notes is uncertain in several respects, and no private letter rulings have been sought by us from the IRS with respect to any of the tax consequences discussed below. Accordingly, no assurance can be given that the IRS or a court will agree with the treatment described herein. Any differing treatment could affect the amount, timing and character of income, gain or loss in respect of an investment in the notes. In particular, a holder might be required to accrue interest at a lower rate, might not recognize income, gain or loss upon conversion of the notes to common stock, and might recognize capital gain or loss upon a taxable disposition of its notes. Holders should consult their tax advisors concerning the tax treatment of holding the notes in their particular circumstances.

U.S. Holders

     The following discussion is a summary of certain U.S. federal income tax consequences that will apply to you if you are a U.S. holder of notes.

     For purposes of this discussion, a U.S. holder is a beneficial owner of notes who or that is:

•	a citizen or resident of the U.S.;

•	a corporation or partnership created or organized in or under the laws of the U.S. or any political subdivision of the U.S.;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (1) that is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons as defined in Section 7701(a)(30) of the Code or (2) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

     As discussed more fully below, the effects of applying the noncontingent bond method will be (1) to require each U.S. holder, regardless of such holder’s usual method of tax accounting, to use an accrual method with respect to the interest income on the notes, (2) to require each U.S. holder to accrue interest income in excess of interest payments, including any contingent interest payments, actually received, and (3) generally to result in ordinary income, rather than capital gain, treatment of any gain and any loss (to the extent such loss does not exceed the U.S. holder’s prior inclusions of interest on the notes) on the sale, exchange or other disposition of the notes.

Accrual of Interest

     You will be required to accrue an amount of interest income for U.S. federal income tax purposes, for each accrual period prior to and including the maturity date of the notes, that equals:

•	the product of (i) the adjusted issue price (as defined below) of the notes as of the beginning of the accrual period; and (ii) the comparable yield to maturity (as defined below) of the notes, adjusted for the length of the accrual period;

•	divided by the number of days in the accrual period; and

•	multiplied by the number of days during the accrual period that you held the notes.

     The issue price of the notes will be the first price at which a substantial amount of the notes are sold to persons other than bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of the notes will be its issue price increased by any interest previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the projected amounts of any projected payments previously made with respect to the notes.

     Under the Contingent Debt Regulations, you will be required to accrue interest in income in each year, regardless of your usual method of accounting, on a constant yield to maturity basis based on the “comparable yield” of the notes which we are required to determine. The comparable yield of the notes generally will be the rate, as of the initial issue date, at which we would issue a fixed rate nonconvertible debt instrument with no contingent payments but with terms and conditions similar to the notes, including the level of subordination, term, timing of payments and general market conditions. We have determined that the comparable yield is an annual rate of 6.56%, compounded semi-annually.

     We are required to make available to you the comparable yield and, solely for U.S. federal income tax purposes, a projected payment schedule that includes the actual interest payments, if any, on the notes, and estimates the amount and timing of contingent interest payments and payment upon maturity on the notes, taking into account the fair market value of the common stock that might be paid upon a conversion of the notes. You may obtain the projected payment schedule by submitting a written request for it to us at the address set forth in “Summary.” By purchasing the notes, you agree in the indenture to be bound by our determination of the comparable yield and projected payment schedule. For U.S. federal income tax purposes, you must use the comparable yield and the schedule of projected payments in determining your original issue discount accruals, and the adjustments thereto described below, in respect of the notes.

     The comparable yield and the projected payment schedule are provided by us solely for the determination of your interest and adjustments thereof in respect of the notes for U.S. federal income tax purposes and do not constitute a projection or representation regarding the amounts that such U.S. holder will actually receive as a result of owning the notes.

     Because income accrued on the notes will constitute interest for U.S. federal income tax purposes, corporate holders of the notes will not be entitled to the dividends-received deduction with respect to that income.

     Adjustments to interest accruals on the notes

     If the actual contingent payments made on the notes for any year differ from the projected contingent payments for that year, an adjustment for the difference will be made to taxable income for that year. If, for any year you receive actual payments with respect to the notes that in the aggregate exceed the total amount of projected payments for that year, you will incur a net positive adjustment equal to the amount of such excess. The net positive adjustment will be treated as additional original issue discount for that year. For these purposes, the payments for a year include the fair market value of property received for that year.

     If you receive in a taxable year actual payments with respect to the notes for that taxable year that in the aggregate are less than the amount of projected payments for that year, you will incur a net negative adjustment equal to the amount of the deficit. A net negative adjustment will:

•	first, reduce the amount of interest required to be accrued for the current year;

•	second, any excess net negative adjustment will be treated as ordinary loss to the extent of your total prior interest inclusions with respect to the notes (which includes any prior net positive adjustments), reduced to the extent such interest was offset by prior net negative adjustments; and

•	third, any excess net negative adjustments will be treated as a regular adjustment in one or more succeeding taxable years, and, if not used by the time the notes are sold or mature, will be treated as a reduction in the amount realized on sale, exchange or retirement of the notes.

     Sale, exchange, conversion or redemption

     Your adjusted tax basis in the notes generally will equal your original purchase price for the notes, increased by any interest previously accrued (determined without regard to any net positive or net negative adjustments to interest accruals as described above under “Adjustment to interest accruals on the Notes”), and decreased by the projected amount of any projected payments previously scheduled to be made on the notes.

     Upon the sale, exchange, conversion, repurchase or redemption of the notes, you will recognize taxable gain or loss. As a holder of the notes, you agree that under the Contingent Debt Regulations, you will treat the fair market value of our common stock that you receive on conversion as a contingent payment. The amount of taxable gain or loss on a sale, exchange, conversion, repurchase or redemption will equal the difference between: (a) the amount of cash plus the fair market of any other property you receive including the fair market value of any shares of our common stock you receive as adjusted in accordance with the following paragraph, and (b) your adjusted tax basis in the notes.

     Any excess net negative adjustments in the year in which the notes are sold, exchanged, converted or redeemed will reduce your amount realized on the notes.

     Gain recognized on the sale, exchange, conversion or redemption of the notes will generally be treated as ordinary interest income; any loss will be ordinary loss to the extent of your total prior net original issue discount inclusions with respect to the notes, and thereafter, capital loss (which will be long-term if the notes are held for more than one year). The deductibility of net capital losses is subject to limitations.

     Given the uncertain tax treatment of instruments such as the notes, you should consult your tax advisors concerning the tax treatment on conversion of the notes and the ownership of our common stock resulting therefrom.

     Constructive distributions

     The conversion price of the notes will be adjusted in certain circumstances. (See “Description of the Notes — Conversion Rights — Conversion Rate Adjustments” above). Under section 305(c) of the Code, adjustments (or failures to make adjustments) that are considered to have the effect of increasing your proportionate interest in our assets or earnings may in some circumstances result in a deemed distribution to you, even though you have not received any cash or property as a result of such adjustments. Any deemed distributions will be taxable as a dividend, return of capital, or capital gain in accordance with the earnings and profits rules under the Code.

Common Stock

     Your tax basis in our common stock received upon conversion of the notes will equal the then current fair market value of the common stock. Your holding period for our common stock received will commence on the day immediately following the date of conversion.

     Dividends

     Distributions to U.S. holders with respect to the common stock will be treated as ordinary dividend income to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. The amount of any distribution in excess of our current and accumulated earnings and profits will first be applied to reduce your tax basis in the common stock, and any amount in excess of tax basis will be treated as gain from the sale or exchange of your common stock. Any such dividend will be eligible for the dividends-received deduction if the U.S. holder is an otherwise qualifying corporate holder that meets the holding period and other requirements for the dividends-received deduction. In general, qualified dividends paid to non-corporate taxpayers in taxable years beginning before January 1, 2009, are taxable at a maximum rate of 15%, provided that the holder has a holding period of more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other requirements.

     Dispositions

     Upon a disposition of common stock a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized and such U.S. holder’s adjusted tax basis in the common stock. Capital gains of individuals derived in respect of assets with a holding period of greater than one year are eligible for reduced rates of taxation. In general, the maximum rate of U.S. federal income tax for non-corporate taxpayers is currently 15% for long-term capital gain recognized before January 1, 2009, and 35% for short-term capital gain. For corporate taxpayers, both long-term and short-term capital gains are subject to a maximum U.S. federal income tax rate of 35%. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders

     The following is a summary of the U.S. federal tax consequences that will apply to you if you are a non-U.S. holder of notes or shares of common stock. The term “non-U.S. holder” means a beneficial owner of the notes that is not a United States person for U.S. federal income tax purposes.

     Special rules may apply to certain non-U.S. holders such as “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid federal income tax or, in certain circumstances, U.S. expatriates. Such non-U.S. holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them in their particular circumstances. As discussed above with respect to U.S. holders, by purchasing the notes, you agree in the indenture to be bound by our determination of the comparable yield and projected payment schedule.

     Payments with respect to the notes

     The 30% U.S. federal withholding tax will not apply to any payment to you of principal or interest (including amounts taken into income under the accrual rules described above under “U.S. Holders” and the issuance of common stock pursuant to a conversion) on the notes, provided that:

•	you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote within the meaning of Section 871(h)(3) of the Code and the regulations thereunder;

•	you are not a controlled foreign corporation that is related to us through stock ownership;

•	(a) you provide your name and address and certify, under penalties of perjury, that you are not a United States person (which certification may be made on an IRS Form W-8BEN (or other applicable form)), or (b) you hold your notes through certain foreign intermediaries or foreign partnerships and you satisfy the certification requirements of applicable Treasury regulations; and

•	our common stock continues to be actively traded within the meaning of Section 871(h)(4)(C)(v)(I) of the Code and we are not a “United States real property holding corporation” (as discussed below).

     If you cannot satisfy the requirements described above, payments of interest (including original issue discount) and any gain treated as ordinary income realized on the sale, exchange or other disposition of the notes will be subject to the 30% U.S. federal withholding tax unless you provide us with a properly executed (1) IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding under the benefit of an applicable tax treaty or (2) IRS Form W-8ECI (or other applicable form) stating that interest (including original issue discount) paid on the notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the U.S.

     If you are engaged in a trade or business in the U.S. and interest (including original issue discount) on the notes is effectively connected with the conduct of that trade or business, you will be subject to U.S. federal income tax on that interest on a net income basis (although exempt from the 30% U.S. federal withholding tax discussed above) generally in the same manner as if you were a U.S. person as defined under the Code, subject to any modification provided under an applicable income tax treaty. In addition, if you are a foreign corporation, you may be subject to a “branch profits tax” equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the

U.S. For this purpose, interest (including original issue discount) will be included in the earnings and profits of such foreign corporation.

     As more fully described under “Description of the Notes — Registration Rights,” upon the occurrence of certain enumerated events we may be required to pay additional amounts to you. Payments of such additional amounts may be subject to U.S. federal withholding tax.

     Payments on common stock and constructive dividends

     Any dividends paid to you with respect to the shares of common stock (and any deemed dividends resulting from certain adjustments, or failure to make adjustments, to the number of shares of common stock to be issued upon conversion, see “— U.S. Holders — Constructive distributions” above) will be subject to U.S. federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business within the U.S. or, where an applicable treaty so provides, dividends that are attributable to a U.S. permanent establishment, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

     A non-U.S. holder of shares of common stock who wishes to claim the benefit of an applicable treaty rate is required to satisfy applicable certification and other requirements. If you are eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

     Sale, exchange or redemption of notes or of shares of common stock

     Any gain realized upon the sale, exchange or other disposition (other than a conversion or redemption) of notes or upon the sale, exchange, redemption or other disposition of a share of common stock generally will not be subject to U.S. federal income tax unless:

•	such gain is effectively connected with your conduct of a trade or business in the U.S.,

•	you are an individual who is present in the U.S. for 183 days or more in the taxable year of that disposition, and certain other conditions are met, or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes.

     We believe that we are not and do not anticipate becoming a “United States real property holding corporation” for U.S. federal income tax purposes. If we are or become a “United States real property holding corporation” for U.S. federal income tax purposes and our common stock is and continues to be regularly traded on an established securities market only a non-U.S. holder of common stock who holds or held (at any time during the shorter of the five year period preceding the date of disposition or the non-U.S. holder’s holding period) more than five percent of our common stock will be subject to U.S. federal income tax on the disposition of our common stock.

U.S. Federal Estate Tax

     The U.S. federal estate tax will not apply to notes owned by you at the time of your death, provided that any payment to you with respect to the notes (including original issue discount) would be eligible for exemption from the 30% federal withholding tax under the rules described above without regard to the certification requirement described therein. However, shares of common stock held by you at the time of your death will be included in your gross estate for U.S. federal estate tax purposes unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

     U.S. Holders

     If you are a U.S. holder of notes, information reporting requirements will generally apply to all payments we make to you and to the proceeds from a sale of notes or shares of common stock made to you, unless you are an exempt recipient such as a corporation. A backup withholding tax, currently at a rate of 28%, will apply to those payments if you fail to provide a taxpayer identification number, or a certification of exempt status, or if you fail to report in full interest income. Any amounts so withheld generally will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability, provided that required information is furnished to the IRS.

     Non-U.S. Holders

     In general, if you are a non-U.S. holder you will not be subject to backup withholding and information reporting with respect to payments of interest or dividends that we make to you provided that we do not have actual knowledge or reason to know that you are a United States person, as defined in the Code, and you have satisfied the certification requirements described above under “— Non-U.S. Holders — Payments with respect to the notes.” In general, we must report annually to the IRS and to each non-U.S. holder any payments on the notes and our common stock and the proceeds from their sale or other disposition, regardless of whether withholding was required. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides.

     In addition, if you are a non-U.S. holder you will not be subject to backup withholding or information reporting with respect to the proceeds of the sale of notes or shares of common stock within the U.S. or conducted through certain U.S.-related financial intermediaries, if (i) the payor receives the statement described above and does not have actual knowledge that you are a U.S. person, as defined in the Code, or (ii) you otherwise establish an exemption.

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the IRS.

CERTAIN ERISA CONSIDERATIONS

     The following is a summary of certain considerations associated with the purchase, ownership and disposition of the notes and common stock issuable upon conversion of the notes by employee benefit plans that are subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under United States federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “similar laws”); and entities whose underlying assets are considered to include “plan assets” of such plans, accounts and other arrangements (each a “plan”).

     The following discussion is general in nature and is not intended to be all inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing notes or shares of common stock issuable upon conversion of the notes on behalf of, or with the assets of, any plan, consult with their counsel to determine whether such plan is subject to Title I of ERISA, Section 4975 of the Code and/or any similar laws and whether an exemption would be applicable to the purchase and holding of the notes and the common stock issuable upon conversion of the notes.

General Fiduciary Matters

     ERISA and the Code impose certain duties on persons who are fiduciaries of a plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA plan”) and prohibit certain transactions involving the assets of an ERISA plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA plan or the management or disposition of the assets of such an ERISA plan, or who renders investment advice for a fee or other compensation to such an ERISA plan, is generally considered to be a fiduciary of the ERISA plan.

     In considering the purchase of notes or common stock issuable upon conversion of the notes to be held as the assets of any plan, a fiduciary should determine whether the investment in the notes or the common stock issuable upon conversion of the notes is in accordance with the documents and instruments governing the plan and the applicable provisions of ERISA, the Code or any similar law relating to a fiduciary’s duties to the plan, including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable similar laws. Plan fiduciaries should also consider the entire discussion under the preceding section entitled “Certain U.S. Federal Income Tax Considerations,” as material contained therein may be relevant to any decision by a plan to purchase notes (or common stock issuable upon conversion of the notes).

Prohibited Transaction Issues

     Section 406 of ERISA and Section 4975 of the Code prohibit ERISA plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest” (within the meaning of Section 3(14) of ERISA) or “disqualified persons” (within the meaning of Section 4975 of the Code), unless an exemption is available. A party in interest or disqualified person that engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA plan that engaged in a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.

     The purchase and holding of the notes (or common stock issuable upon conversion of the notes) by an ERISA plan with respect to which we or the initial purchaser, are considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the notes (or common stock issuable upon conversion of the notes) are acquired and held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor (the “DOL”) has issued prohibited transaction class exemptions, or “PTCEs,” that may apply to the purchase and holding of the notes. These class exemptions include, without limitation, PTCE 91-38 regarding bank collective investment funds, PTCE 90-1 regarding insurance company pooled separate accounts, PTCE 84-14 regarding transactions determined by independent qualified professional asset managers, PTCE 95-60 regarding life insurance company general accounts and PTCE 96-23 regarding transactions determined by in-house asset managers. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

LEGAL MATTERS

     The validity of the notes offered hereby and the shares of common stock issuable upon conversion thereof will be passed upon for us by Proskauer Rose LLP, New York, New York.

EXPERTS

     The consolidated financial statements of Henry Schein, Inc. as of December 27, 2003 and December 28, 2002 and for each of the three years in the period ended December 27, 2003, incorporated by reference in this prospectus, have been audited by BDO Seidman, LLP, an independent registered public accounting firm.

WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational requirements of the Exchange Act, and file reports, proxy statements and other information with the Commission. These reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Commission at (800) SEC-0330. The Commission also maintains a website that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the Commission (at www.sec.gov).

     You should rely only upon the information provided in this prospectus or incorporated herein by reference. We have not authorized anyone to provide you with different information. You should not assume that the information contained in this prospectus, including any information incorporated herein by reference, is accurate as of any other date other than that set forth on the front cover of this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     In this document, we “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring to that information. The information incorporated by reference is considered to be a part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and until this offering is completed. The documents incorporated by reference are:

•	our Quarterly Reports on Form 10-Q for the quarters ended March 27, 2004, June 26, 2004 and September 25, 2004;

•	our Annual Report on Form 10-K for the year ended December 27, 2003;

•	our Definitive Proxy Statement filed with the SEC on April 27, 2004; and

•	our current reports on Form 8-K filed on April 27, 2004, July 2, 2004, August 12, 2004, August 30, 2004, October 6, 2004 and October 26, 2004.

     If you request, in writing or orally, a copy of any or all of the documents incorporated by reference, we will send to you the copies requested at no charge. However, we will not send exhibits to such documents unless such exhibits are specifically incorporated by reference in such documents. You should direct requests for such copies to: Henry Schein, Inc., 135 Duryea Road, Melville, New York 11747, Attn: Investor Relations, facsimile number: (631) 843-5975.

     We maintain an Internet website at www.henryschein.com. Our website and information at that site, or linked to that site, are not incorporated into this prospectus.

     Any statement made in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be supplemented, modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that is also incorporated or is deemed to be incorporated by reference in this prospectus supplements, modifies or supersedes such statement. Any such statement so modified or superseded will be deemed not, except as so modified or superseded, to constitute a part of this prospectus.

$240,000,000
(Aggregate Principal Amount)

3.00% Convertible Contingent Senior Notes due 2034 and
the Common Stock Issuable Upon Conversion of the Notes

PROSPECTUS

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

     The following table sets forth an estimate (other than with respect to the Registration Fee) of the expenses payable by Henry Schein in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions:

Securities and Exchange Commission Registration fee	$30,408
Printing	7,000
Accounting fees and expenses	10,000
Legal fees and expenses	50,000
Miscellaneous	5,000

Total	$102,408

     Henry Schein will bear all expenses shown above. The selling securityholders will bear all underwriting discounts and selling commissions and transfer taxes applicable to the sale of the notes and the common stock issuable upon conversion of the notes registered pursuant to this registration statement.

Item 15. Indemnification of Directors and Officers.

     Delaware General Corporation Law. Section 145 of the Delaware General Corporation Law grants a corporation the power to indemnify its officers and directors, under certain circumstances and subject to certain conditions and limitations as stated therein, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by them as a result of threatened, pending or completed actions, suits or proceedings brought against them by reason of the fact that the person is or was an officer or director of the corporation or served at the request of the corporation if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

     Amended and Restated Certificate of Incorporation. Henry Schein’s Amended and Restated Certificate of Incorporation provides that it shall indemnify to the extent authorized by the General Corporation Law of the State of Delaware each person who was or is a party or is threatened be made a party to or is involved in any pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she (1) is or was a director or officer of Henry Schein or (2) is or was serving at the request of Henry Schein as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) actually and reasonably incurred or suffered by such person in connection therewith. Such indemnification obligation continues after a person ceases to be a director, officer, employee or agent and inures to the benefit of his or her heirs, executors and administrators. Henry Schein may purchase and maintain insurance to protect itself and any director, officer, employee or agent of Henry Schein or another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against any such expense, liability or loss.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers and controlling persons of Henry Schein pursuant to the foregoing provisions, or otherwise, Henry Schein has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 16. Exhibits

Exhibit Number	Description of Exhibit
4.1**	Form of Certificate Evidencing Shares of Common Stock

4.2***	Indenture by and between Henry Schein, Inc. and The Bank of New York, as trustee, dated as of August 9, 2004, including form of Note

4.3***	Form of Note (included in Exhibit 4.2)

4.4***	Registration Rights Agreement dated as of August 9, 2004 among Henry Schein, Lehman Brothers, Inc. and J.P. Morgan Securities Inc. as Initial Purchasers

5.1**	Legal Opinion of Proskauer Rose LLP

8.1*	Legal Opinion of Proskauer Rose LLP as to certain U.S. federal income tax considerations.

12.1**	Statement regarding Computation of Ratio of Earnings to Fixed Charges

23.1**	Consent of BDO Seidman LLP

23.2**	Consent of Proskauer Rose LLP (contained in Exhibit 5.1 to this registration statement)

24.1**	Power of Attorney (contained in the signature pages to this registration statement)

25.1**	Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of The Bank of New York, as trustee

*	Filed herewith.

**	Previously filed with the registrant’s Registration Statement on Form S-3 filed November 5, 2004.

***	Incorporated by reference from our quarterly report on Form 10-Q for the fiscal quarter ended September 25, 2004 previously filed with the SEC.

Item 17. Undertakings

     The undersigned Registrant hereby undertakes:

(A)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (A)(1)(i) and (A)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to section 13 of 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

(2)		That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)		To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(B)		For purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(C)		Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15 hereof or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(D)	(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)		For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(E)		The undersigned Registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act (the “TIA”) in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the TIA.

SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly authorized this amendment no. 1 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Melville and State of New York, on the 14th day of January, 2005.

HENRY SCHEIN, INC.
By:	/s/ Steven Paladino
	Name:	Steven Paladino
Title: Executive Vice President, Chief Financial Officer and Director

     Pursuant to the requirements of the Securities Act, this amendment no. 1 to registration statement has been signed by the following persons in their respective capacities and on the respective dates set forth opposite their names.

Signature	Capacity	Date
/s/ Stanley M. Bergman* Stanley M. Bergman	Chairman, Chief Executive Officer, President and Director (Principal Executive Officer)	January 14, 2005
/s/ Gerald A. Benjamin* Gerald A. Benjamin	Director	January 14, 2005
/s/ James P. Breslawski* James P. Breslawski	Director	January 14, 2005
/s/ Mark E. Mlotek* Mark E. Mlotek	Director	January 14, 2005
/s/ Barry J. Alperin* Barry J. Alperin	Director	January 14, 2005
/s/ Pamela Joseph* Pamela Joseph	Director	January 14, 2005
/s/ Donald J. Kabat* Donald J. Kabat	Director	January 14, 2005

Signature	Capacity	Date
/s/ Marvin H. Schein* Marvin H. Schein	Director	January 14, 2005
/s/ Irving Shafran* Irving Shafran	Director	January 14, 2005
/s/ Philip A. Laskawy* Philip A. Laskawy	Director	January 14, 2005
/s/ Norman S. Matthews* Norman S. Matthews	Director	January 14, 2005
/s/ Dr. Louis W. Sullivan* Dr. Louis W. Sullivan	Director	January 14, 2005
/s/ Dr. Margaret A. Hamburg* Dr. Margaret A. Hamburg	Director	January 14, 2005
* By Steven Paladino, attorney-in-fact pursuant to a power of attorney previously filed.
/s/ Steven Paladino Steven Paladino	Executive Vice President, Chief Financial Officer and Director (Principal Financial and Accounting Officer)	January 14, 2005